UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

Regulus Therapeutics Inc.
(Name of Subject Company)

Regulus Therapeutics Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
75915K309
(CUSIP Number of Class of Securities)
Joseph P. Hagan
Chief Executive Officer
Regulus Therapeutics Inc.
4224 Campus Point Court, Suite 210
San Diego, CA 92121
(858) 202-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Ruck
Daniel Rees
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
(714) 540-1235

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.   SUBJECT COMPANY INFORMATION.
Name and Address.
The name of the subject company is Regulus Therapeutics Inc., a Delaware corporation (“Regulus” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 4224 Campus Point Court, Suite 210, San Diego, California 92121. The telephone number of the Company’s principal executive office is (858) 202-6300.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”), relates is the common stock, par value $0.001 per share, of the Company (the “Shares”). As of the close of business on May 22, 2025, (i) 75,611,212 Shares were issued and outstanding; (ii) 256,700 Shares were issuable upon the conversion of outstanding shares of Class A-1 convertible preferred stock, par value $0.001, (iii) 1,330,832 Shares were issuable upon the conversion of outstanding shares of Class A-2 convertible preferred stock, par value $0.001, (iv) 258,707 Shares were issuable upon the conversion of outstanding shares of Class A-3 convertible preferred stock, par value $0.001, (v) 3,725,720 Shares were issuable upon the conversion of outstanding shares of Class A-4 convertible preferred stock, par value $0.001, (vi) 14,082,700 Shares were issuable upon the conversion of outstanding shares of Class A-5 convertible preferred stock, par value $0.001, (vii) 8,375,800 Shares were issuable upon the conversion of outstanding shares of Class A-6 convertible preferred stock, par value $0.001 (items (ii)-(vii), collectively, the “Preferred Shares”), (viii) 20,680,159 Shares were issuable pursuant to outstanding stock options (the “Company Options”), (ix) 500,000 Shares were subject to issuance upon settlement of outstanding restricted stock units that are not subject to performance-based vesting conditions (the “Company RSUs”), (x) 645,750 Shares were subject to issuance upon settlement of outstanding performance-based restricted stock units that were, at the time of grant, subject to performance-based vesting or forfeiture conditions (the “Company PSUs”) assuming full achievement of performance objectives and (xi) 993,367 Shares were issuable upon the exercise of outstanding stock warrants (the “Warrants”). In addition, (i) 854,692 Shares were reserved for future issuance under the Company’s 2019 Equity Incentive Plan, (ii) 500,000 Shares were reserved for future issuance under the Company’s 2021 Inducement Plan (together, the “Company Stock Plans”) and (iii) 143,188 Shares were reserved for future issuance and authorized for purchase under the Company’s 2022 Employee Stock Purchase Plan, as amended (the “Company ESPP”), prior to or concurrently with the Final Exercise Dates (as defined below) under the Company ESPP.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address.
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the offer by Redwood Merger Sub Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent” or “Novartis”), to purchase all of the outstanding Shares in exchange for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the Milestone (as defined below and, such contingent payment, the “Milestone Payment”), as specified in, and subject to and in accordance, with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (which is further discussed in the subsection below entitled “Arrangements with Merger Sub and

Parent — Contingent Value Rights Agreement”) (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”). As used herein, “Milestone” means the achievement by Parent (or any of its affiliates, licensees, successor, assignees, or transferees) of the approval by the United States Food and Drug Administration of a new drug application for the commercial marketing and sale of any pharmaceutical compound that contains the chemically modified oligonucleotide inhibiting microRNA-17 (miR-17), known as farabursen (RGLS 8429) in the United States for the treatment of autosomal dominant polycystic kidney disease in human patients on or before December 31, 2034. Such offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on May 27, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Regulus stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub will consummate the Offer and accept for payment at or as promptly as practicable following the Expiration Time (as defined below) all Shares validly tendered prior to the Expiration Time and not validly withdrawn (as described in Section 4 of the Offer to Purchase) and pay for all such Shares at or as promptly as practicable following the date and time of the irrevocable acceptance for payment by Merger Sub of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer (the “Acceptance Time”), but in any event within two business days thereafter. A more complete description of the Merger Agreement can be found in Section 11 (The Merger Agreement; The CVR Agreement) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 30, 2025 and each is incorporated herein by reference.
Merger Sub’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of the conditions set forth in Annex A of the Merger Agreement and described in Section 15 (Conditions of the Offer) of the Offer to Purchase (the “Offer Conditions”), including (i) the expiration or termination of any waiting period (and extensions thereof, including under any agreement between Parent, the Company or Merger Sub and a governmental authority agreeing not to consummate the Merger prior to a certain date entered into in compliance with the Merger Agreement) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) there being validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), as of immediately prior to the Expiration Time, a number of Shares that, together with any Shares then owned by Parent, Merger Sub or any of their direct or indirect wholly owned subsidiaries (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)), represents at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the Expiration Time (the “Minimum Condition”); (iii) (A) no governmental authority of competent and applicable jurisdiction will have (x) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of the Shares by Parent or Merger Sub or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (y) issued or granted any order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or (B) certain other specified matters will not have occurred; (iv) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to certain materiality standards; (v) the Company’s compliance and performance in all material respects with its covenants and agreements contained in the Merger Agreement; (vi) the Merger Agreement not having been terminated in accordance with its terms; (vii) a Company Material Adverse Effect (as defined in the Merger Agreement) will not have occurred since the date of the Merger Agreement and (viii) other customary conditions.
As soon as practicable following the consummation of the Offer and the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than two business days thereafter, Merger Sub will merge with and into the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), whereupon the separate existence of Merger Sub will cease and the Company will survive the Merger (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation. Accordingly, if Merger Sub consummates the Offer, Merger Sub is required pursuant to the Merger Agreement to complete the Merger without a vote of Regulus’ stockholders in accordance with Section 251(h) of the DGCL.
At the effective time of the Merger (being the time and day of the filing of the certificate of merger in accordance with the DGCL with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares (i) owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub (“Canceled Shares”), (ii) irrevocably accepted for payment pursuant to the Offer (“Accepted Shares”), and (iii) held by stockholders as of immediately prior to the Effective Time who are entitled to demand, and who have properly and validly demanded, their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL (“Dissenting Shares”)) will be canceled and extinguished and automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and subject to any applicable withholding pursuant to the Merger Agreement and the CVR Agreement. As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.
At the Effective Time, each share of Company preferred stock that is outstanding as of immediately prior to the Effective Time will be canceled and extinguished and converted into the right to receive an amount in cash (without interest and subject to applicable withholding) equal to the product of (i) the aggregate number of Shares into which such shares of Company preferred stock are convertible immediately prior to the Effective Time, by (ii) the Closing Amount; plus one CVR with respect to each Share into which such shares of Company preferred stock are convertible immediately prior to the Effective Time.
Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the right to receive from the Surviving Corporation the following:
•
with respect to each Company Option that has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”), (i) an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such In the Money Option immediately prior to the Effective Time by (y) an amount equal to the Closing Amount less the per share exercise price of such In the Money Option (the “Option Closing Consideration”), plus (ii) one CVR with respect to each Share subject to such In the Money Option immediately prior to the Effective Time;

•
with respect to each Company Option that has a per share exercise price that is equal to or greater than the Closing Amount but less than $14.00 (each, an “Out of the Money Option”), one CVR with respect to each Share subject to such Out of the Money Option immediately prior to the Effective Time, and therefore may become entitled to receive, as soon as reasonably practicable following the achievement of the Milestone (and in any event no later than 30 days after the date on which the Milestone is achieved) (the “Milestone Payment Date”), an amount in cash (without interest), if any, equal to the product obtained by multiplying (i) the aggregate number of CVRs received in respect of such Out of the Money Option by (ii) an amount equal to $14.00, less the per share exercise price of such Out of the Money Option (provided, that, if no Milestone Payment is made with respect to the CVRs under the terms of the CVR Agreement, then no payments will be made with respect to any Out of the Money Option); and
•
each Company Stock Option which has a per share exercise price that is equal to or greater than $14.00 (each, an “Underwater Option”) will be cancelled without any consideration.

The amounts described above are collectively referred to as the “Option Consideration.”
Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof:
•
Each award of Company RSUs (each, a “RSU Award”) that is outstanding as of immediately prior to the Effective Time will be canceled and terminated and converted into the right to receive from the Surviving Corporation (i) an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such RSU Award immediately prior to the Effective Time by (y) the Closing Amount (the “RSU Closing Consideration”), plus (ii) one CVR with respect to each Share subject to such RSU Award immediately prior to the Effective Time (together with the RSU Closing Consideration, the “RSU Consideration”).

•
Each award of Company PSUs (each, a “PSU Award”) that is outstanding as of immediately prior to the Effective Time will be canceled and terminated and converted into the right to receive from the Surviving Corporation (i) an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such PSU Award immediately prior to the Effective Time by (y) the Closing Amount (the “PSU Closing Consideration”), plus (ii) one CVR with respect to each such Share subject to such PSU Award immediately prior to the Effective Time (together with the PSU Closing Consideration, the “PSU Consideration”).

With respect to the Option Closing Consideration, RSU Closing Consideration and PSU Closing Consideration, payable to an employee holder of a Company Option, RSU Award or PSU Award, such holder’s amounts will be paid, as applicable, as promptly as practicable (and in no event later than the first full payroll period) after the Effective Time. As soon as reasonably practicable following the Milestone Payment Date (but in any event no later than 30 days following the Milestone Payment Date, and in all events no later than the date that is 74 days following the date on which the Milestone is achieved), Parent will, or will cause the Surviving Corporation or an affiliate thereof (or, at Parent’s election, a third party payroll provider of national reputation) to, pay, through Parent’s, the Surviving Corporation’s or such affiliate’s (or such third party payroll provider’s) payroll system, to each employee holder of a Company Option, RSU Award or PSU Award, such holder’s payment, if any, due in accordance with the terms of the Merger Agreement. With respect to the Option Consideration, RSU Consideration and PSU Consideration payable to a non-employee holder of a Company Option, RSU Award or PSU Award, such payments, if any, will be paid through the paying agent.
All amounts payable in respect of the Company Options, RSU Awards and PSU Awards (the “Company Stock Awards”) will be subject to applicable withholding taxes.
Pursuant to the terms of the Merger Agreement, at the Effective Time, each warrant to purchase or otherwise acquire Shares that is, at the time of determination, unexercised (each, a “Company Warrant”), that is outstanding and unexercised as of immediately prior to the Effective Time will cease to represent a right to acquire Shares. At or following the Effective Time, holders of Company Warrants will be entitled to receive, upon the exercise thereof, an amount in respect of each Share for which such Company Warrant is exercisable immediately prior to the Effective Time as follows:
•
with respect to each Company Warrant that has an exercise price less than the Closing Amount (each, an “In the Money Warrant”), (i) cash in an amount equal to the product obtained by multiplying

(x) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (y) an amount equal to (1) the Closing Amount, less (2) the exercise price payable per Share under such Company Warrant (the “Warrant Closing Consideration”), plus (ii) one CVR with respect to each Share subject to such Company Warrant immediately prior to the Effective Time (together with the Warrant Closing Consideration, the “Warrant Consideration”), with such amounts payable in respect of the CVRs paid in accordance with the CVR Agreement; and
•
with respect to each Company Warrant that has an exercise price equal to or greater than the Closing Amount (each, an “Out of the Money Warrant”), to the extent Milestone Payments are paid under the CVR Agreement, cash in an amount equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (ii) an amount equal to (x) $14.00, less (y) the exercise price payable per Share under such Company Warrant (provided, that, if no Milestone Payment is made with respect to the CVR Agreement, then no payments will be made with respect to and Company Warrant that has an exercise price greater than the Closing Amount) (the “Warrant CVR Consideration”).

The foregoing will not apply to any holders of Company Warrants that elect to receive the Black Scholes Value (as defined in the applicable Company Warrant) in accordance with the applicable Company Warrant.
The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Merger Sub having irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and Merger Sub having consummated the Offer; and (ii) the consummation of the Merger not having been restrained, enjoined, prevented or otherwise prohibited or made illegal by any order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental authority of competent jurisdiction then in effect, and there not being in effect any law that was enacted, promulgated or deemed applicable to the Merger by any governmental authority of competent jurisdiction, that restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger.
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.
A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; Other Agreements — The Merger Agreement.” The summary of the Merger Agreement and the CVR Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement and the CVR Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibit 2.1 and Annex D of Exhibit 2.1, respectively, to the Current Report on Form 8-K filed by the Company on April 30, 2025 and incorporated herein by reference. The expiration time (the “Expiration Time”) of the Offer is one minute after 11:59 p.m., New York City time, on June 24, 2025, unless the Offer is extended pursuant to and in accordance with the Merger Agreement or earlier terminated. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.
The Merger Agreement provides that:
•
Merger Sub will (and Parent will cause Merger Sub to) extend the Offer (i) for the minimum period required by any applicable law or order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff and (ii) as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case of clauses (i) and (ii), as applicable to the Offer, the Schedule 14D-9 or any other Offer documents; and

•
if, as of the applicable Expiration Time, any of the Offer Conditions have not been satisfied or waived by Parent or Merger Sub if permitted under the Merger Agreement, then Merger Sub may (and if requested by the Company, will, and Parent will cause Merger Sub to), extend the Offer for one or more successive extension periods of up to 10 business days each (the length of such period to be determined by Parent and Merger Sub), or any longer period as may be agreed in writing by Parent and the Company, in order to permit the satisfaction of the Offer Conditions, except that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, Merger Sub will not be required to extend the Offer for more than three occasions of up to 10 business days each (the length of such period to be determined by Parent and Merger Sub).
According to the Schedule TO, Merger Sub was formed for the sole purpose of facilitating the acquisition of the Company by Parent.
The address of the principal executive offices and the phone number at the principal executive offices of each of Parent and Merger Sub are as set forth below:
Novartis AG	Redwood Merger Sub Inc.
Lichtstrasse 35 4056 Basel Switzerland Telephone: +41-61-324-1111	One Health Plaza, East Hanover, NJ 07936 +1-862-778-8300
The Company has filed this Schedule 14D-9 and Parent and Merger Sub have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Certain Relationships and Company Related Transactions.
The information set forth in Section 13 of the Company’s Annual Report on Form 10-K/A filed with the SEC on April 30, 2025, under the heading entitled “Transactions with Related Persons,” is incorporated herein by reference.
Arrangements with Merger Sub and Parent.
Merger Agreement
The summary of the Merger Agreement and the description of the Offer Conditions contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of such agreement. It is not intended to provide any other factual information about Parent, Merger Sub or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the description included or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent and Merger Sub but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Merger Sub made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
Contingent Value Rights Agreement
At or prior to the Acceptance Time, Parent and a rights agent mutually agreeable to Parent and the Company, will enter into a Contingent Value Rights Agreement governing the terms of the CVRs to be issued as part of the Offer (the “CVR Agreement”).
The summary of the CVR Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the form of CVR Agreement. The CVR Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of such agreement. It is not intended to provide any other factual information about Parent, Merger Sub or the Company. The representations, warranties and covenants contained in the CVR Agreement will be made only as of specified dates for the purposes of such agreement, will be solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the CVR Agreement and discussed in the description included or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the CVR Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Merger Sub made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC.
Arrangements with Current Executive Officers and Directors of the Company.
The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) have financial interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement and CVR Agreement that are different from, or in addition to, those of the Company’s stockholders generally, including treatment of outstanding Company Stock Awards, Warrants, potential severance benefits, potential transaction bonuses, potential tax gross-up payments and rights to ongoing indemnification and insurance coverage described herein. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “— Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation of the Company Board.”
Consideration for Outstanding Shares Tendered Pursuant to the Offer
Each Share held by the Company’s executive officers and non-employee directors that is issued and outstanding as of immediately prior to the Effective Time (excluding Canceled Shares, any Accepted Shares and any Dissenting Shares) will be canceled and extinguished and automatically converted into the right to receive the Offer Price upon compliance with the procedures set forth in the Merger Agreement.

The following table sets forth the number of Shares, including Preferred Shares on an as-converted basis, owned as of May 22, 2025, by each of our executive officers and non-employee directors, excluding Shares issuable upon exercise of outstanding Company Options and Warrants or in connection with the vesting of outstanding RSU Awards or PSU Awards, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Each of the Company’s executive officers and non-employee directors are listed in the table below.
Name	Number of Shares Owned (#)	Cash Consideration for Shares Owned ($)(1)	Cash Consideration for CVRs in Respect of Shares Owned ($)(2)
Executive Officers
Joseph P. Hagan*(3)	290,808	2,035,656	2,035,656
Preston S. Klassen*	36,055	252,385	252,385
Cris Calsada	56,728	397,096	397,096
Christopher Aker	60,796	425,572	425,572
Non-Employee Directors
David Baltimore(4)	22,169	155,183	155,183
Kathryn Collier	6,740	47,180	47,180
Alice S. Huang(5)	—	—	—
Jake R. Nunn	—	—	—
Stelios Papadopoulos	978,388	6,848,716	6,848,716
William H. Rastetter	39,056	273,392	273,392
Hugh Rosen	1,771	12,397	12,397
Pascale Witz	11,503	80,521	80,521

*
Messrs. Hagan and Klassen are both directors and executive officers.

(1)
Calculated based on (a) the number of owned Shares, multiplied by (b) the Closing Amount.

(2)
Calculated based on (a) the number of CVRs to be issued in respect of such Shares, multiplied by (b) $7.00, which is the amount payable per CVR in the event the Milestone is achieved.

(3)
Includes Shares held by the Pacific Premier Trust obo Joseph P. Hagan (the “Pacific Premier Trust”). Mr. Hagan is trustee of the Pacific Premier Trust and may be deemed to be the beneficial owner of the Shares held by the Pacific Premier Trust.

(4)
Does not include Shares owned by Dr. Huang. Drs. Baltimore and Huang are spouses and therefore they may be deemed to beneficially own the Shares held by one another.

(5)
Does not include Shares owned by Dr. Baltimore. Drs. Baltimore and Huang are spouses and therefore they may be deemed to beneficially own the Shares held by one another.

Effect of the Offer and the Merger on Company Warrants — Generally
Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each In the Money Warrant that is outstanding and unexercised immediately prior thereto (excluding, for the avoidance of doubt, any In the Money Warrant to the extent the holder thereof has elected a cashless exercise of such In the Money Warrant prior to the Effective Time) will cease to represent a right to acquire Shares, and holders of In the Money Warrants will be entitled to receive, upon the exercise thereof, the Warrant Consideration and (ii) each Out of the Money Warrant that is outstanding and unexercised immediately prior thereto will cease to represent a right to acquire Shares, and holders of Out of the Money Warrants will be entitled to receive, upon the exercise thereof, the Warrant CVR Consideration, if payable. The foregoing will not apply to any holders of Company Warrants that elect to receive the Black Scholes Value (as defined in the applicable Company Warrant) in accordance with the applicable Company Warrant.

Treatment of Executive Officer and Non-Employee Director Warrants in the Merger
All Company Warrants held by the Company’s executive officers and non-employee directors are Out of the Money Warrants and will be treated as described in the preceding subsection entitled “— Effect of the Offer and the Merger on Company Warrants — Generally.”
Estimated Consideration for Executive Officer and Non-Employee Director Warrants
Mr. Hagan beneficially owns 2,976 Shares issuable upon the exercise of Company Warrants. Assuming no cashless exercises of any Company Warrant prior to the Effective Time, which, for purposes of this section we have assumed occurs on June 25, 2025, and no election to receive the Black Scholes Value (as defined in the applicable Company Warrant) in accordance with the applicable Company Warrant, such Company Warrants will converted into the right to receive a cash amount equal to $19,451.14 (based on an exercise price of $7.464 per Company Warrant) if CVRs are paid in accordance with the CVR Agreement. Mr. Papadopoulos beneficially owns 59,514 Shares issuable upon the exercise of Company Warrants. Assuming no cashless exercises of any Company Warrant prior to the Effective Time and no election to receive the Black Scholes Value (as defined in the applicable Company Warrant) in accordance with the applicable Company Warrant, such Company Warrants will converted into the right to receive a cash amount equal to $388,983.50 (based on an exercise price of $7.464 per Company Warrant) if the Milestone Payment is paid in accordance with the CVR Agreement.
Effect of the Offer and the Merger on Company Stock Awards — Generally
Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, by virtue of the Merger automatically and without any action on the part of the Company, Parent, or the holder thereof (i) each In the Money Option and Out of the Money Option that is outstanding and unexercised immediately prior thereto will be canceled and terminated and converted in the right to receive, if any, the Option Consideration as described above (or, in the case of Underwater Options, cancelled without any consideration), (ii) each RSU Award that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive the RSU Consideration, and (iii) each PSU Award that is outstanding and vested as of immediately prior to the Effective Time will be canceled and converted into the right to receive the PSU Consideration.
Treatment of Executive Officer and Non-Employee Director Equity Awards in the Merger
All Company Stock Awards held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “— Effect of the Offer and the Merger on Company Stock Awards — Generally.”
Table of Estimated Consideration for Executive Officer and Non-Employee Director Company Options
The following table sets forth (i) the number of Shares underlying the outstanding In the Money Options and Out of the Money Options held by the Company’s executive officers and non-employee directors and (ii) the estimated Option Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of May 22, 2025. The table below does not take into account any vesting, exercises or forfeiture of Company Options nor any additional Company Options that may be granted in accordance with the terms of the Merger Agreement, in each case, between May 22, 2025 and the Effective Time. Pursuant to the Merger Agreement, any Underwater Options will be canceled without payment of any consideration and have not been included in the table below.

Name	Number of Shares Subject to Vested In the Money Options (#)	Cash Consideration for Vested In the Money Options(1) ($)	Number of Shares Subject to Unvested In the Money Options (#)	Cash Consideration for Unvested In the Money Options(1) ($)	Number of CVRs to be Issued in Respect of In the Money Options (#)	Cash Payment for CVRs to be Issued in Respect of In the Money Options(2) ($)	Number of Shares Subject to Vested Out of the Money Options (#)	Number of CVRs to be Issued in Respect of Vested Out of the Money Options (#)	Cash Payment for CVRs to be Issued in Respect of Vested Out of the Money Options(3) ($)	Number of Shares Subject to Unvested Out of the Money Options (#)	Number of CVRs to be Issued in Respect of Unvested Out of the Money Options (#)	Cash Payment for CVRs to be Issued in Respect of Unvested Out of the Money Options(3) ($)
Executive Officers
Joseph P. Hagan*	1,308,886	6,590,390	3,912,613	21,832,409	5,221,499	36,550,493	127,499	127,499	141,749	—	—	—
Preston S. Klassen*	494,394	2,708,461	1,900,606	10,575,539	2,395,000	16,765,000	—	—	—	—	—	—
Cris Calsada	452,020	2,285,902	1,581,979	8,786,794	2,033,999	14,237,993	19,999	19,999	17,999	—	—	—
Christopher Aker	426,723	2,142,164	1,363,526	7,601,782	1,790,249	12,531,743	31,250	31,250	39,825	—	—	—
Non-Employee Directors
David Baltimore(4)	148,650	741,990	—	—	148,650	1,040,550	6,325	6,325	28,490	—	—	—
Kathryn Collier	148,650	741,990	—	—	148,650	1,040,550	6,325	6,325	28,490	—	—	—
Alice S. Huang(5)	144,000	739,200	—	—	144,000	1,008,000	4,000	4,000	16,400	—	—	—
Jake R. Nunn	148,650	741,990	—	—	148,650	1,040,550	6,325	6,325	28,490	—	—	—
Stelios Papadopoulos	148,650	741,990	—	—	148,650	1,040,550	6,325	6,325	28,490	—	—	—
William H. Rastetter(6)	148,650	741,990	—	—	148,650	1,040,550	6,325	6,325	28,490	—	—	—
Hugh Rosen	148,650	741,990	—	—	148,650	1,040,550	6,325	6,325	28,490	—	—	—
Pascale Witz	148,650	741,990	—	—	148,650	1,040,550	6,325	6,325	28,490	—	—	—

*
Messrs. Hagan and Klassen are both directors and executive officers.

(1)
Calculated based on (a) the number of Shares subject to such In the Money Option, multiplied by (b) the Closing Amount, less the exercise price per Share of each In the Money Option.

(2)
Calculated based on (a) the number of CVRs to be issued in respect of such outstanding Company Option, multiplied by $7.00, which is the amount payable per CVR in the event the Milestone is achieved.

(3)
Calculated based on (a) the number of CVRs to be issued in respect of such Out of the Money Option, multiplied by (b) the Closing Amount plus an additional $7.00, which is the amount payable per CVR in the event the Milestone is achieved, less the exercise price per share of each Out of the Money Option.

(4)
Does not include Shares underlying Company Options owned by Dr. Huang. Drs. Baltimore and Huang are spouses and therefore they may be deemed to beneficially own the Shares held by one another.

(5)
Does not include Shares underlying Company Options owned by Dr. Baltimore. Drs. Baltimore and Huang are spouses and therefore they may be deemed to beneficially own the Shares held by one another.

(6)
Includes Shares pursuant to the exercise of Company Options held by The Rastetter Family Trust (the “Rastetter Trust”). Dr. Rastetter is trustee of the Rastetter Trust and may be deemed to be the beneficial owner of the Shares held by the Rastetter Trust.

Table of Estimated Consideration for Executive Officer and Non-Employee Director RSU Awards
The following table sets forth (i) the number of Shares underlying the outstanding RSU Awards held by the Company’s executive officers and non-employee directors, and (ii) the estimated RSU Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of May 22, 2025. The table below does not take into account any vesting or forfeiture of RSU Awards, nor any additional RSU Awards that may be granted in accordance with the terms of the Merger Agreement, in each case, between May 22, 2025 and the Effective Time. As of May 22, 2025, none of the Company’s executive officers held RSU Awards.

Name	Number of Shares Subject to RSU Awards (#)	Cash Consideration for RSU Awards ($)(1)	Number of CVRs in Respect of RSU Awards (#)	Cash Payment for CVRs to be Issued in Respect of RSU Awards ($)(2)
Executive Officers
Joseph P. Hagan*	—	—	—	—
Preston S. Klassen*	—	—	—	—
Cris Calsada	—	—	—	—
Christopher Aker	—	—	—	—
Non-Employee Directors
David Baltimore(3)	62,500	437,500	62,500	437,500
Kathryn Collier	62,500	437,500	62,500	437,500
Alice S. Huang(4)	62,500	437,500	62,500	437,500
Jake R. Nunn	62,500	437,500	62,500	437,500
Stelios Papadopoulos	62,500	437,500	62,500	437,500
William H. Rastetter	62,500	437,500	62,500	437,500
Hugh Rosen	62,500	437,500	62,500	437,500
Pascale Witz	62,500	437,500	62,500	437,500

*
Messrs. Hagan and Klassen are both directors and executive officers.

(1)
Calculated based on (a) the number of Shares subject to such RSU Award, multiplied by (b) the Closing Amount.

(2)
Calculated based on (a) the number of CVRs to be issued in respect of such RSU Award, multiplied by (b) $7.00, which is the amount payable per CVR in the event the Milestone is achieved.

(3)
Does not include Shares underlying RSU Awards owned by Dr. Huang. Drs. Baltimore and Huang are spouses and therefore they may be deemed to beneficially own the Shares held by one another.

(4)
Does not include Shares underlying RSU Awards owned by Dr. Baltimore. Drs. Baltimore and Huang are spouses and therefore they may be deemed to beneficially own the Shares held by one another.

Table of Estimated Consideration for Executive Officer and Non-Employee Director PSU Awards
The following table sets forth (i) the number of Shares underlying the outstanding PSU Awards held by the Company’s executive officers and (ii) the estimated PSU Consideration that the Company’s executive officers are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of May 22, 2025. The table below does not take into account any vesting or forfeiture of PSU Awards, nor any additional PSU Awards that may be granted, in each case, between May 22, 2025 and the Effective Time. As of May 22, 2025, none of the Company’s non-employee directors held PSU Awards.

Name	Number of Shares Subject to PSU Awards (#)	Cash Consideration for Unvested PSU Awards ($)(1)	Number of CVRs in Respect of PSU Awards (#)	Cash Payment for CVRs to be Issued in Respect of PSU Awards ($)(2)
Executive Officers
Joseph P. Hagan*	280,750	1,965,250	280,750	1,965,250
Preston S. Klassen*	67,500	472,500	67,500	472,500
Cris Calsada	83,500	584,500	83,500	584,500
Christopher Aker	83,125	581,875	83,125	581,875
Non-Employee Directors
David Baltimore	—	—	—	—
Kathryn Collier	—	—	—	—
Alice S. Huang	—	—	—	—
Jake R. Nunn	—	—	—	—
Stelios Papadopoulos	—	—	—	—
William H. Rastetter	—	—	—	—
Hugh Rosen	—	—	—	—
Pascale Witz	—	—	—	—

*
Messrs. Hagan and Klassen are both directors and executive officers.

(1)
Calculated based on (a) the number of Shares subject to such PSU Award, multiplied by (b) the Closing Amount.

(2)
Calculated based on (a) the number of CVRs to be issued in respect of such PSU Award, multiplied by (b) $7.00, which is the amount payable per CVR in the event the Milestone is achieved.

Treatment of the Company ESPP and Company Stock Plans
The Company sponsors the Company ESPP, in which executive officers and other employees are eligible to contribute a portion of their eligible compensation, subject to certain limitations, to purchase Shares. Prior to the Effective Time, the Company will take all actions necessary pursuant to the terms of the Company ESPP or otherwise (including, as the case may be, amending the Company ESPP) to (i) provide that no individual who was not a participant in the Company ESPP as of the date of the Merger Agreement may enroll in the Company ESPP with respect to the offering period under the Company ESPP in effect as of the date of the Merger Agreement, if any (the “ESPP Offering Period”) and no Company ESPP participant will be permitted to increase such participant’s payroll contribution rate from that in effect on the date of the Merger Agreement for such ESPP Offering Period, (ii) ensure that no new “offering period” or “purchase period” (as such terms are defined in the Company ESPP) will be commenced under the Company ESPP following the date of the Merger Agreement, and (iii) if the applicable purchase date with respect to the ESPP Offering Period would otherwise occur on or after the Effective Time, (A) the final exercise date(s) under the Company ESPP will be the date as the Company determines in its sole discretion; provided that such date will be within 10 business days prior to the Effective Time (but no later than five business days prior to the Effective Time) (the “Final Exercise Date”), and (B) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase whole Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date. Such Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. As promptly as practicable following the purchase of Shares in accordance with the foregoing sentence, the Company will return to each participant the funds, if any, that remain in such participant’s account after such purchase.
Prior to the Effective Time, the Company will take all actions necessary to (i) terminate the Company Stock Plans and the Company ESPP, effective as of immediately prior to (and subject to the occurrence of)

the Effective Time and (ii) effect the treatment of the Company Stock Awards and the Company ESPP pursuant to the Merger Agreement such that on and following the Effective Time, no holder of any Company Option, Company RSU or Company PSU will have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof or any other consideration, other than as set forth in the Merger Agreement.
Severance Benefits Under Employment Agreements of Executive Officers
The Company has entered into employment agreements with each of Mr. Hagan, Mr. Aker, Dr. Klassen and Ms. Calsada, each of which was amended in connection with the Merger Agreement, effective as of April 30, 2025. Pursuant to the employment agreements with each of our executive officers, as amended, if the Company terminates such executive’s employment without “cause” or in the event the executive terminates his or her employment for “good reason” (each, as defined in the employment agreements), the executive will be eligible to receive the following payments and benefits, subject to the timely execution of a waiver and release of claims:
•
a lump sum payment (or payment in equal installments in accordance with the Company’s regular payroll schedule for Dr. Klassen) equal to 12 months (or 18 months for Mr. Hagan) of such executive’s then-current base salary;

•
a lump sum cash amount equal to 229.56% multiplied by the total cost of the projected premiums for group medical, dental and vision insurance for a period of 12 months (or 18 months for Mr. Hagan); and

•
accelerated vesting of all outstanding Company Options and other equity incentive awards subject to time-vesting held by the executive as of such termination.

In addition, if either such termination occurs within the one month period immediately preceding or the 24 month period following the effective date of a “change in control” (as defined in the employment agreements) (such 25-month period, the “Change in Control Protection Period”), the executive will be eligible to receive a lump sum payment equal to the target amount (or 1.5x the target amount for Mr. Hagan) of the executive’s annual performance bonus for the year of termination. This payment is in addition to the payments and benefits described above, and also is subject to upon the timely execution of a waiver and release of claims. In addition, all Company Options subject to vesting based on Company performance that are held by such executive immediately before a change in control will become fully vested and exercisable as of immediately before, and contingent upon, the change in control, provided that such executive remains employed through such date.
Transaction Bonuses
On April 29, 2025, in connection with signing the Merger Agreement, the Company Board approved the grant of transaction bonuses for certain key employees of the Company, including the executive officers as follows: (i) Mr. Hagan, $750,000; and (ii) each of Dr. Klassen, Mr. Aker and Ms. Calsada, $350,000 (collectively, the “Transaction Bonuses”). The Transaction Bonuses will be paid upon the closing of the Merger, subject to the executive’s continued employment with the Company through such date.
Agreements or Arrangements with Non-Employee Directors
Pursuant to the Company’s non-employee director compensation policy (the “Director Compensation Policy”) all equity awards granted under the policy will accelerate vesting and exercisability, as applicable, upon the closing a “change in control” (as defined in the Company’s 2019 Equity Incentive Plan).
In addition, “eligible directors” (as defined in the Director Compensation Policy) are entitled to receive annual equity awards on the date of each annual meeting of the Company’s stockholders, in such amounts as determined by the Company Board, as part of the compensation paid for their service as directors. On April 29, 2025, in connection with signing the Merger Agreement, the Company Board approved the grant of equity awards covering 62,500 Company RSUs for each eligible director instead of the annual equity awards in light of the Offer. Each RSU Award will vest in 12 substantially equal monthly installments following the date of grant, subject to the grantee’s continuous service, and will vest in full immediately prior to the closing of a “change in control” (as defined in the Company’s 2019 Equity Incentive Plan), subject to the grantee’s continued service. The Offer will constitute such a “change of control.”
Tax Gross-Up Agreements
The Company intends to enter into an agreement with each of its executive officers and with Mr. Papadopoulos, that generally will provide that, if the Merger is consummated and an excise tax is imposed on the individual under Section 4999 of the Internal Revenue Code, the individual will be entitled to a tax gross-up payment in an amount equal to such excise tax, plus any taxes resulting from such payment. The aggregate amount of such tax gross-up payment to the Company’s executives and Mr. Papadopoulos will not exceed $19.0 million (such amount the “280G Cap”). However, if the Milestone Payment becomes payable pursuant to the terms of the CVR Agreement, the 280G Cap will not apply to the tax gross-up payments with respect to the Milestone Payment.
Continuing Employees — Employee Benefit Plans
Pursuant to the Merger Agreement, for a period of one year following the Effective Time (or until the Continuing Employee’s (as defined below) earlier termination of employment), Parent will provide, or will cause to be provided, to each employee of the Company immediately prior to the Effective Time who continues their employment with Parent, Surviving Corporation or any of their respective affiliates on or after the Effective Time (each, a “Continuing Employee”) (i) an annual base salary or hourly wage rate (as applicable) that is no less favorable than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) a target annual cash incentive opportunity that is no less favorable than that provided to such Continuing Employee immediately prior to the Effective Time, and (iii) retirement, health and welfare benefits that are no less favorable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time, provided that, in no event will the foregoing clauses take into account any change in control, transaction, retention, equity or equity-based compensation, severance, termination protection, post-employment health or welfare or defined benefit pension benefits. In addition, for a period of two years following the Effective Time, Parent, the Surviving Corporation or any of their respective affiliates will provide each Continuing Employee with severance benefits and protections no less favorable than those provided to such Continuing Employees in accordance with the terms of an employment agreement with the Company and the Company’s Change in Control Severance Benefit Plan, taking into account such Continuing Employee’s additional period of service and increases in compensation following the consummation of the Merger, unless otherwise agreed between Parent or an affiliate of Parent and a Continuing Employee in connection with the transfer of such Continuing Employee’s employment from the Surviving Corporation to Parent or an affiliate of Parent other than the Surviving Corporation.
For purposes of vesting, eligibility to participate, and for calculating severance and vacation entitlements under the employee benefit plans of Parent, the Surviving Corporation or any of their respective Subsidiaries in which a Continuing Employee is or becomes eligible to participate (each, a “New Plan”), each Continuing Employee will be credited with his or her years of service with the Company, its affiliates or their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Plan (as defined in the Merger Agreement) in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) any vesting of equity or equity-based incentive compensation or benefits. In addition, each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans replaces coverage under a comparable Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”); provided that the foregoing will not be interpreted to require Parent, the Surviving Corporation or their respective affiliates to duplicate any benefits that are provided under a Plan following the Effective Time. For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent will (or will cause the Surviving Corporation to) use commercially reasonable efforts to (i) cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and (ii) cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying analogous deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates, which would not become effective until after the Merger is consummated, if at all. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or other retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.
Rule 14d-10(d) Matters
On April 29, 2025, in connection with signing the Merger Agreement, the compensation committee of the Company Board adopted resolutions approving each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company, in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfied the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Prior to the consummation of the Offer, to the extent required, the Company Board or its compensation committee will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Director and Officer Exculpation, Indemnification and Insurance
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), provided that such provision will not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors for monetary damages to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.
Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court will deem proper.
Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.
The Company’s amended and restated bylaws (as amended, the “Bylaws”) provide that the Company will indemnify its directors and officers to the extent not prohibited by the DGCL or any other applicable law. In addition, the Company will have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law. The Company will provide rights to advancement of expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.
The indemnification provisions contained in the Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or otherwise.
The Company has entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require the Company to indemnify the Company’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding arising out of his or her services as one of the Company’s directors or executive officers or any other company or enterprise to which the person provides services at our request.
In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against liability for certain claims asserted against them in their capacities as directors or officers or arising out of such status.
The Merger Agreement provides for the continuation of certain indemnification, exculpation, advancement of expenses and insurance rights in favor of indemnified persons. The Surviving Corporation has agreed to honor and fulfill in all respects the obligations of the Company under (i) the indemnification agreements (1) that have been made available to Parent prior to the date of the Merger Agreement or (2) that are entered into in accordance with the Merger Agreement during the period commencing on the date of the Merger Agreement and continuing until the Effective Time on the form filed as Exhibit 10.1 to the Company’s Form 10-K for its year ended December 31, 2025, in each case, between (A) the Company and any of their current or former directors and officers and any person who becomes a director or officer of the Company and (B) the Company and any person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company, in each case, prior to the Effective Time (the “Indemnified Persons”), and (ii) the indemnification, exculpation and expense advancement provisions in the Charter or the Bylaws, in each case of clauses (i) and (ii) as in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation and bylaws of the Surviving Corporation and its subsidiaries to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the Charter and the Bylaws as of the date of the Merger Agreement, and during such six year period, such provisions will not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the Indemnified Persons except as required by applicable law or as provided in the Merger Agreement.
During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent provided in the Charter and the Bylaws as of the date of the Merger Agreement, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative (each, an “Indemnified Proceeding”), to the extent such Indemnified Proceeding arises directly or indirectly out of, or pertains or relates directly or indirectly to, (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as (or the fact that such Indemnified Person is or was) a director, officer, employee or agent of the Company or other controlled affiliates (including as a fiduciary with respect to any employment benefit plan) or by reason of the fact that such Indemnified Person is or was serving as a director, officer, employee or agent of the Company or its controlled affiliates or at the request of the Company as such (including as a fiduciary with respect to any employee benefit plan) of another person (regardless, in each case, of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), (ii) any of the transactions contemplated by the Merger Agreement or (iii) the enforcement of any of the rights of such Indemnified Person (or his or her heirs or legal representatives) under the indemnification provisions of the Merger Agreement, provided that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to the Surviving Corporation or any of its subsidiaries a written notice of any prospective, threatened or actual Indemnified Proceeding for which indemnification or advancement may be sought under the indemnification provision of the Merger Agreement, then the obligations of Parent, the Surviving Corporation and its subsidiaries will survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by the Charter and Bylaws, Parent, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) advance, prior to the final disposition of any Indemnified Proceeding for which indemnification may be sought under the Merger Agreement, promptly following a request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such Indemnified Proceeding upon receipt of an undertaking by such Indemnified Person, to the extent required by law, to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification therefor hereunder.
The Merger Agreement also provides that, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement; provided, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.
Section 16 Matters
Prior to the Acceptance Time, the Company will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any non-employee director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION.
Recommendation of the Company Board.
At a meeting of the Company Board held on April 29, 2025, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL, and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and (v) established that the Merger Agreement and the transactions contemplated thereby will not be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated by the Merger Agreement.
Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A.
Background and Reasons for the Company Board’s Recommendation.

1.
Background of the Offer and the Merger

The Company is a clinical-stage biopharmaceutical company focused on discovering and developing first-in-class drugs targeting microRNAs to treat diseases with significant unmet medical needs. The Company’s product candidate, farabursen, formerly known as RGLS8429, an anti-miR oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (“ADPKD”), is in Phase 1b clinical development. The Company Board and management routinely evaluate the Company’s business, including clinical trial plans and risks, financial plans and prospects and overall strategic direction of the Company. As part of this evaluation, the Company Board and management periodically consider strategic alternatives, including continuing to pursue its strategy as a standalone company, pursuing potential strategic, business development and financing transactions, and evaluating a potential sale of the Company, in each case, to seek to maximize value for the Company’s stockholders.
In March 2024, the Company announced positive topline data from the second cohort of patients in its Phase 1b multiple-ascending dose (“MAD”) clinical trial of farabursen for the treatment of ADPKD, and in connection with the data announcement, announced a private placement equity financing resulting in gross proceeds of approximately $100 million, which was expected to extend the Company’s cash runway into the first half of 2026.
In June 2024, the Company announced positive topline data from the third cohort of patients in its Phase 1b MAD clinical trial of farabursen, and after consideration by the Company Board, the Company Board engaged Evercore Group L.L.C. (“Evercore”), as a financial advisor to assist in evaluating potential strategic alternatives to maximize shareholder value, including partnership and collaboration opportunities.
At the direction of the Company Board, over the following months, Evercore engaged in outreach to 22 potential counterparties, and 18 potential counterparties, not including Novartis, signed confidentiality agreements with the Company, and 17 potential counterparties conducted meetings with management and engaged in further discussions with the Company about potential partnership and collaboration opportunities. None of the executed confidentiality agreements included standstill provisions. The Company and an affiliate of Novartis already were party to a mutual confidentiality agreement initially entered into in January 2018 and amended in December 2020. This confidentiality agreement did not include a standstill provision.
On July 8, 2024, one of the counterparties, a global biopharmaceutical company, hereinafter referred to as Party A, submitted a written non-binding indication of interest to acquire an exclusive global license to develop and commercialize farabursen. At the direction of the Company Board, members of management of the Company provided feedback to Party A that a global licensing structure for the Company’s lead asset would not be in the best interest of the Company, and the parties continued to discuss other potential structures.
Over the months of September and October 2024, at the direction of the Company Board, Evercore sent partnership process letters to 18 parties, including Party A, a large biopharmaceutical company, hereinafter referred to as Party B, a global biopharmaceutical company, hereinafter referred to as Party C, another global biopharmaceutical company, hereinafter referred to as Party D, and Novartis, and thereafter, the parties continued discussions on potential partnership and collaboration opportunities.
Throughout the month of October 2024, senior members of management of the Company held discussions with members of management of Party A, Party B, Party C, Party D and other potential counterparties regarding the Company’s positive topline data from the third cohort of patients in its Phase 1b MAD clinical trial and potential partnership and collaboration arrangements between the Company and such parties.
On October 2, 2024, Party A submitted a revised written non-binding indication of interest regarding a co-development arrangement with respect to farabursen, which included an upfront payment to the Company, certain contingent amounts tied to achievement of certain development milestones, shared costs related to farabursen, and shared revenue generated by farabursen in the United States. At the direction of the Company

Board, Evercore provided feedback to Party A that the structure proposed was not sufficiently attractive from a governance perspective and with respect to potential proceeds to the Company, and the parties continued to discuss other potential structures.
On October 10, 2024, Party B submitted a written non-binding indication of interest regarding a co-development arrangement with respect to farabursen, which included an upfront payment to the Company, certain contingent payments tied to achievement of certain regulatory approvals and certain net sales milestones, and the Company being responsible for a portion of all costs related to the development of farabursen, and having the right to receive a portion of revenue generated by farabursen. At the direction of the Company Board, Evercore provided feedback to Party B that the structure proposed was not sufficiently attractive from a governance perspective and with respect to potential proceeds to the Company, and the parties continued to discuss other potential structures.
On November 5, 2024, Party C submitted a written non-binding indication of interest regarding an exclusive global license to develop and commercialize farabursen. At the direction of the Company Board, Evercore provided feedback to Party C that a global licensing structure for the Company’s lead asset would not be in the best interest of the Company, and the parties continued to discuss other potential structures.
On December 12, 2024, Party D submitted a written non-binding indication of interest regarding a co-development arrangement with respect to farabursen, which included an upfront payment to the Company, certain contingent payments tied to achievement of certain development milestones and certain net sales milestones, shared development costs related to farabursen in the United States, and shared revenue generated by farabursen in the United States. At the direction of the Company Board, Evercore provided feedback to Party D that the structure proposed was not sufficiently attractive from a governance perspective and with respect to potential proceeds to the Company, and the parties continued to discuss other potential structures.
On January 10, 2025, the Company and an affiliate of Novartis entered into a new confidentiality agreement in favor of the Company, which did not contain a standstill provision.
On January 14 and January 15, 2025, senior members of management of the Company held meetings with representatives of multiple potential counterparties, including Party A, Party B, Party C, Party D, a global biotechnology company, hereinafter referred to as Party E, and Novartis in connection with the 43rd annual J.P. Morgan Healthcare Conference in San Francisco, California to provide a general status update on the Company’s development programs.
On January 29, 2025, the Company announced topline data from an interim analysis of the fourth cohort of its Phase 1b MAD clinical trial, which showed continued mechanistic dose response, and exploratory results of imaging-based biomarkers, which continued to show reduction in height-adjusted total kidney volume (htTKV) growth rate. The Company also announced a successful End-of-Phase 1 meeting with the U.S. Food and Drug Administration (FDA) with agreement on key components of a Phase 3 single pivotal trial for potential accelerated approval under the FDA’s accelerated approval program. Over the months of February and March 2025, at the direction of the Company Board, Evercore sent partnership process letters to 13 parties, including Party A, Party B, Party C, Party D and Novartis, and thereafter, the parties continued discussions on potential partnership and collaboration opportunities.
Throughout the month of February 2025, senior members of management of the Company and Evercore held additional meetings with representatives of multiple potential counterparties, including Novartis, regarding potential partnership and collaboration opportunities.
On February 28, 2025, a senior member of management of Party B informed senior members of management of the Company that Party B did not intend to submit further revised proposals with respect to licensing arrangements of farabursen.
On March 3, 2025, the Chair of the Company Board and a senior member of management of Party A discussed that Party A could be interested in obtaining full control of farabursen via an acquisition of the Company as well as a possible spinout of certain early stage assets of the Company.
On March 7, 2025, Party D submitted a revised non-binding indication of interest regarding a co-development arrangement with respect to farabursen, which included a higher upfront payment to the

Company (as compared to prior Party D’s prior proposal), certain contingent payments tied to achievement of certain development milestones and certain net sales milestones, shared development costs related to farabursen in the United States, and shared revenue generated by farabursen in the United States. Evercore communicated to Party D that their proposal would be reviewed with Company management and Board.
On March 11, 2025, Party C submitted a revised non-binding indication of interest regarding an exclusive global license arrangement with respect to farabursen, which included a higher upfront payment to the Company (as compared to prior Party C’s prior proposal). Evercore communicated to Party C that their proposal would be reviewed with Company management and Board.
On March 13, 2025, the Company Board held a meeting, attended by members of Company management and representatives of Evercore. The Company Board discussed the status of partnering discussions, including timing, indications of interest received, the proposed terms of each, and additional parties that had expressed interest, including that Party A had expressed an interest in obtaining full control of farabursen via an acquisition of the Company.
On March 17, 2025, a senior member of management of Party A reached out to the Chair of the Company Board with a verbal non-binding proposal for Party A to acquire the Company for $2.50 per share in cash and a contingent value right (“CVR”) of $0.75 per share, with the exact CVR milestone to be further discussed as well as a possible spinout of certain early stage assets of the Company.
On March 19, 2025, the Company Board held a meeting, attended by members of Company management and representatives of Evercore. The Company Board discussed the strategic outreach process to date, including a review of the indications of interest received to date, other parties that had declined to engage or express continued interest in partnering opportunities or in full control of farabursen, and Party A’s verbal non-binding proposal to acquire the Company as well as Party A’s prior partnership proposals. Representatives of Evercore presented to the Company Board certain financial analyses with respect to the Party A proposal, Party A and the Company’s historical stock performance.
On March 20, 2025, the Chair of the Company Board communicated to a senior member of management of Party A that Party A’s March 17, 2025 proposal was inadequate from a financial perspective.
On March 27, 2025, the Company announced positive topline data from the fourth cohort of its Phase 1b MAD clinical trial of farabursen for the treatment of ADPKD. Later that same day, senior members of the Company’s management and Evercore held calls with representatives of multiple potential counterparties, including Party A, Party D and Novartis, to discuss the Company’s data announcement.
On March 28, 2025, a senior member of management of Party A indicated to the Chair of the Company Board that in light of the data announced on March 27, 2025, that Party A would provide a revised non-binding indication of interest to acquire the Company. Later that same day, Party A submitted a written non-binding indication of interest to acquire the Company for $2.50 per share in cash and a CVR of $0.80 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen with an indication that farabursen slows the progression of cyst development and kidney function decline in patients with rapidly progressing ADPKD. Evercore communicated to Party A that their proposal would be reviewed with Company management and the Company Board. Also on March 28, 2025, a senior member of management of Party D discussed with representatives of Evercore that Party D could be interested in obtaining full control of farabursen via an acquisition of the Company.
On March 30, 2025, based on prior discussions with the Company Board, the Chair of the Company Board communicated to a senior member of management of Party A that Party A’s proposal on March 28, 2025 was inadequate from a financial perspective, and such senior member of management of Party A verbally communicated to the Chair of the Company Board that Party A would submit a revised proposal to acquire the Company.
On April 4, 2025, Novartis submitted a written non-binding indication of interest to acquire the Company for $3.00 per share in cash and a CVR of $1.50 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen in ADPKD.

On April 7, 2025, a senior member of management of Party C informed senior members of management of the Company that Party C did not intend to submit further revised proposals with respect to licensing arrangements of farabursen.
On April 10, 2025, a senior member of management of Party A verbally communicated to the Chair of the Company Board that Party A intended to submit a revised non-binding indication of interest. The following day, Party A submitted a revised written non-binding indication of interest to acquire the Company for $4.00 per share in cash and a CVR of $3.50 per share, with such CVR becoming payable upon achievement of certain net sales milestones of farabursen.
On April 13, 2025, the Company Board met, with Company management and representatives from Evercore and Latham & Watkins LLP (“Latham”), the Company’s outside counsel, in attendance. Management and representatives of Evercore provided an update to the Company Board on partnering discussions to date, including the written proposals received since the last Board meeting, and reviewed the terms of each proposal, communications with the parties to date and the potential to negotiate improved terms. Representatives of Evercore then provided certain financial analyses, including relating to the Company’s historical stock performance, analysts’ perspectives and precedent transactions. Representatives from Latham discussed the Company Board’s fiduciary duties in its evaluation of each proposal. Company management and representatives of Evercore discussed with the Company Board financial considerations around the Financial Projections which are summarized in the section below captioned “Certain Unaudited Prospective Financial Information.” The Company Board reviewed financial considerations regarding various target product profile assumptions as well as risk and opportunities with respect to the development and commercialization of farabursen and, thereafter, the Board approved the Financial Projections for use by Evercore in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analyses.
On April 14, 2025, the Company Board met, with Company management and representatives from Evercore and Latham in attendance. Representatives of Evercore discussed the April 4 Novartis proposal and the April 11 Party A proposal and presented preliminary financial analyses including various target product profiles based on different assumptions with respect to the efficacy and safety of farabursen, showing the impact to a discounted cash flow valuation. The Company Board discussed the potential for additional interest from other counterparties in a strategic acquisition of the Company and parties that had declined to participate in potential acquisition discussions. At the direction of the Company Board, representatives of Company management and Evercore discussed with Novartis and Party A that the bids insufficiently valued the Company and that, given the contingent nature of CVRs, the parties should maximize the amount of the upfront portion of the consideration.
On April 15, 2025, a senior member of management from Party A held a discussion with the Chair of the Company Board to describe the terms of a revised non-binding indication of interest that Party A intended to submit. Later that same day, Party A submitted a revised written non-binding indication of interest to acquire the Company for $5.00 per share in cash and CVRs of $5.00 in the aggregate, comprised of (i) a CVR of $2.00 per share, payable upon the Company receiving FDA approval of farabursen with an indication that farabursen slows the progression of cyst development and kidney function decline in patients with rapidly progressing ADPKD and (ii) a CVR of $3.00 per share, payable upon achievement of certain net sales milestones of farabursen.
On April 16, 2025, Novartis submitted a revised written non-binding indication of interest to acquire the Company for $3.50 per share in cash and a CVR of $3.50 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen in ADPKD. Also on April 16, 2025, the Chair of the Company Board had a discussion with a senior member of management of Party E regarding the possibility of Party E submitting a proposal to acquire the Company. Also on April 16, 2025, a senior member of management of Party D informed senior members of management of the Company that Party D did not intend to submit further revised proposals with respect to licensing arrangements of farabursen or acquisition of the Company.
On April 17, 2025, the Company Board met, with Company management and representatives from Evercore and Latham in attendance. Company management and representatives of Evercore updated the Company Board on the April 15 Party A proposal and the April 16 Novartis proposal, their discussions with each party and their ongoing diligence, and discussed the potential for other parties that representatives of Evercore and Company management had engaged with to make competitive proposals. Representatives of Evercore reviewed with the Company Board financial analyses with respect to the Company’s valuation, valuation of the CVR under the milestones proposed, and the potential of Novartis and Party A to improve their proposals, negotiate terms and close a transaction. The Company Board also discussed general market conditions and potential outcomes of the development and commercialization of farabursen in terms of efficacy, safety and potential competition. At the conclusion of the discussion, the Company Board directed Company management and Evercore to seek improved proposals and to ask both Party A and Novartis to review and comment on an initial draft merger agreement. Later on April 17, a senior member of management of Party E communicated to the Chair of the Company Board that Party E did not intend to submit an offer to acquire the Company.
On April 18, 2025, Latham sent an initial draft merger agreement to the respective counsel for each of Novartis and Party A. The initial draft merger agreement proposed, among other things, that the acquisition would be structured as an all-cash tender offer followed by a short-form merger pursuant to Section 251(h) of the DGCL, additional contingent CVR consideration, limited conditions to the buyer’s obligations to consummate the Offer and the Merger, an obligation on the part of the buyer to take all steps necessary to obtain any antitrust approvals, including undertaking certain remedial actions like divestitures, and the ability for the Company to terminate the merger agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a lower termination fee to the buyer if made in the first 30 days after announcement of a transaction.
On April 19, 2025, Latham sent an initial draft of a CVR agreement to the respective counsel for each of Novartis and Party A. The initial draft of the CVR agreement proposed, among other things, that the entirety of the CVR amount would be payable in full upon first achievement of regulatory approval of farabursen in the United States or outside of the United States.
From April 19, 2025 until the Merger Agreement was entered into on April 29, 2025, Latham negotiated the terms of the draft merger agreement and CVR agreement with the respective counsel of each of Novartis and Party A based on the direction of the Company Board, including, among other things, the conditions of the buyer’s obligation to consummate the Offer and the Merger, the obligations of the buyer to take certain actions to obtain antitrust approval for the transaction, the amount of the reverse termination fee payable by the buyer to the Company in the event of a termination of the merger agreement as a result of certain conditions related to the receipt of applicable antitrust approvals not being satisfied, the specific circumstances in which the reverse termination fee would be payable, certain matters relating to the ability for the Company to terminate the merger agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee by the Company to the buyer, the amount of the termination fee payable by the Company to the buyer in those circumstances, and the applicable triggers causing the CVR to become payable.
On April 20, 2025, a senior member of management of Novartis held discussions with the Chief Executive Officer of the Company, and later that same day, Novartis submitted a revised written non-binding indication of interest to acquire the Company for $6.00 per share in cash and a CVR of $6.00 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen in ADPKD.
On April 21, 2025, counsel for Party A sent revised drafts of the merger agreement and CVR agreement to Latham. Among other things, the revised drafts of the transaction documents from Party A revised the obligations of Party A to take certain actions to obtain antitrust approval for the transaction, including an express disclaimer regarding any divestitures of assets or obligations to litigate to receive necessary approvals, increased the termination fee payable by the Company to Party A in the event the Company terminates the merger agreement in certain circumstances to accept and enters into a definitive agreement with respect to an unsolicited superior offer, and bifurcated the milestones in the CVR Agreement such that one CVR would become payable upon FDA approval of farabursen and the second CVR would become payable upon achievement of net sales of farabursen of $1 billion in a calendar year.
On April 23, 2025, representatives of Latham met with Company management to discuss the key open issues in the draft merger agreement and CVR agreement from Party A and the same day, the Company Board met, with Company management and representatives from Evercore and Latham in attendance.

Representatives of Evercore updated the Company Board that other counterparties from its strategic outreach process other than Novartis and Party A had either passed, did not participate or were no longer active in discussions with respect to a strategic transaction. The Company Board discussed the April 15 Party A proposal and the April 20 Novartis proposal, noting the improvement in proposals from both parties, comparison of the proposals to the Company’s valuation analysis, diligence remaining for both Novartis and Party A and the open issues in the draft merger agreement and CVR agreement received from Party A.
Later on April 23, 2025, Novartis submitted a revised written non-binding indication of interest to acquire the Company for $6.50 per share in cash and a CVR of $6.50 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen in ADPKD. The proposal was conditioned on the Company entering into an exclusivity agreement with Novartis regarding negotiations of a potential transaction. Also on the same day, outside counsel to Novartis at Covington & Burling LLP (“Covington”) sent revised drafts of the Merger Agreement and CVR Agreement to Latham, which, among other things, modified the conditions to Novartis’s obligation to consummate the Offer and the Merger, revised the obligations of Novartis to take certain actions to obtain antitrust approval for the transaction, including an express disclaimer regarding any divestitures of assets to receive necessary approvals, increased the termination fee payable by the Company to Novartis in the event the Company terminates the Merger Agreement in certain circumstances to accept and enters into a definitive agreement with respect to an unsolicited superior offer, eliminated the provisions requiring payment by the Company of a lower termination fee if the Merger Agreement is terminated in the first 30 days after announcement of a transaction either by the Company to enter into a definitive agreement with respect to an unsolicited superior offer or by Parent in response to a change in the recommendation of the Company Board, and introduced a sunset date of December 31, 2030 by when the milestone must be achieved in order for the CVR to become payable under the CVR Agreement.
Later that day, representatives of Party A contacted representatives of Company management with an updated written non-binding indication of interest to acquire the Company for $5.00 per share in cash and a CVR of $5.00 payable in full upon FDA approval of farabursen with no sunset date on the achievement of the CVR.
On April 24, 2025, representatives of Latham met with counsel for Party A to discuss the key open issues in the draft merger agreement and CVR agreement from Party A. On the same day, the Company Board met, with Company management and representatives from Evercore and Latham in attendance. Representatives of Evercore reviewed the April 23 Novartis proposal and the April 23 improved Party A CVR proposal. The Company Board discussed ongoing discussions with Party A and Novartis regarding potential revised offers and representatives from Latham described the key open issues in the merger agreement and CVR agreement drafts received from each of Party A and Novartis.
Over the course of April 24 and April 25, 2025, senior members of management of the Company held due diligence calls with representatives of Party A and Novartis regarding the Company and various aspects of the Company’s business.
On April 25, 2025, representatives of Latham met with Covington to discuss the key open issues in the Merger Agreement and CVR Agreement drafts received from Novartis and a member of the Company’s senior management met with senior Novartis representatives to discuss these key open issues. On the same day, Latham sent revised drafts of the merger agreement and CVR agreement to counsel for Party A, as well as an initial draft of the Company’s disclosure letter. Among other things, the revised drafts of the transaction documents sent to counsel for Party A revised the obligations of Party A to take certain actions to obtain antitrust approval for the transaction, introduced a reverse termination fee payable by Party A to the Company in the event of a termination of the merger agreement as a result of certain conditions related to the receipt of applicable antitrust approvals not being satisfied, and modified the milestones in the CVR agreement such that there would only be one CVR, payable upon achievement of FDA approval of farabursen. Later that same day, counsel for Party A sent further revised drafts of the merger agreement and CVR agreement to Latham, which included, among other things, an increased amount of the termination fee payable by the Company to Party A in the event that the merger agreement was terminated as a result of the Company accepting a superior offer.

Also on April 25, 2025, Latham sent revised drafts of the Merger Agreement and CVR Agreement to Covington, as well as an initial draft of the Company’s disclosure letter. Among other things, the revised drafts of the transaction documents sent to Covington revised the obligations of Novartis to take certain actions to obtain antitrust approval for the transaction, introduced a reverse termination fee payable by Novartis to the Company in the event of a termination of the Merger Agreement as a result of certain conditions related to the receipt of applicable antitrust approvals not being satisfied, reintroduced the provision requiring payment of a lower termination fee payable if the Merger Agreement is terminated in the first 30 days after announcement of a transaction either by the Company to enter into a definitive agreement with respect to an unsolicited superior offer or by Parent in response to a change in the recommendation of the Company Board, and removed the sunset date by when the milestone must be achieved in order for the CVR to become payable.
On April 26, 2025, the Company Board met, with Company management and representatives from Evercore and Latham in attendance. The Company Board discussed ongoing discussions with Party A and Novartis regarding potential revised offers and representatives from Latham described the key open issues in the merger agreement and CVR agreement drafts received from each of Party A and Novartis. At the conclusion of the call, the Company Board directed management to seek “best and final offers” from both parties. Later that same day, the Chair of the Company Board and a senior member of management of Party A discussed the possibility of Party A submitting a revised proposal as Party A’s “best and final offer.”
On April 27, 2025, counsel for Party A sent a revised draft of the Company disclosure letter to Latham. On the same day, Covington sent revised drafts of the Merger Agreement, CVR Agreement and the Company’s disclosure letter to Latham, which included, among other things, modifications regarding the conditions of the Novartis’s obligation to consummate the Offer and the Merger, modifications regarding the obligations of Novartis to take certain actions to obtain antitrust approval for the transaction, including an express disclaimer regarding any divestitures of assets to receive necessary approvals, an increased termination fee payable by the Company to Novartis in the event the Company terminates the Merger Agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer, elimination of provisions requiring payment by the Company of a lower termination fee if the Merger Agreement is terminated in the first 30 days after announcement of a transaction either by the Company to enter into a definitive agreement with respect to an unsolicited superior offer or by Parent in response to a change in the recommendation of the Company Board, and the reintroduction of sunset dates with respect to the achievement of the milestone under the CVR Agreement, such that 100% of the CVR would be payable upon achievement of the milestone prior to December 31, 2032, 75% of the CVR would be payable upon achievement of the milestone prior to December 31, 2033, and 50% of the CVR would be payable upon achievement of the milestone prior to December 31, 2034. Later that same day, Latham sent revised drafts of the Merger Agreement, CVR Agreement and the Company’s disclosure letter to Covington, which included, among other things, certain changes regarding the Company’s ability to, under certain circumstances, accept and enter into a definitive agreement with respect to an unsolicited superior offer and certain changes regarding the conditions of Novartis’s obligation to consummate the Offer and the Merger.
Also on April 27, 2025, Novartis provided a verbal revised non-binding indication of interest to acquire the Company for $6.00 per share in cash and a CVR of $6.00 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen in ADPKD. Novartis’s revised indication of interest was not conditioned on the Company entering into an exclusivity agreement with Novartis regarding negotiations of a potential transaction.
Later on April 27, 2025, representatives of Evercore requested of both Novartis and Party A submission of “best and final” offers by a specified time the following day.
On April 28, 2025, Novartis submitted a “best and final” revised written non-binding indication of interest to acquire the Company for $7.00 per share in cash and a CVR of $7.00 per share, with such CVR becoming payable upon the Company receiving FDA approval of farabursen in ADPKD on or prior to December 31, 2034. On that same day, Covington sent revised drafts of the Merger Agreement, CVR Agreement and the Company’s disclosure letter to Latham, which included, among other things, certain changes regarding the Company’s ability to, under certain circumstances, accept and enter into a definitive agreement with respect to an unsolicited superior offer, certain changes regarding the conditions to Novartis’s obligation to consummate the Offer and the Merger, a reduced termination fee (as compared to prior drafts from Novartis) with respect to the termination fee payable by the Company to Novartis in the event the Company terminates the Merger Agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer, and removing the “step-down” regarding the CVR payment over time, such that the full CVR would be payable so long as the milestone is achieved on or prior to December 31, 2034.
Also on April 28, 2025, a representative of Party A indicated to the Chair of the Company Board that Party A was prepared to increase its offer to acquire the Company to $5.50 per share and include a $3.00 per share sales-based CVR in addition to their existing $5.00 per share regulatory approval-based CVR. Following such discussion, Party A did not submit their best and final offer in writing and a senior member of management of Party A indicated to the Chair of the Company Board that Party A’s April 23, 2025 proposal should be treated as Party A’s best and final offer. On the same day, Latham sent a revised draft of the Company disclosure letter to counsel for Party A.
Later on April 28, 2025, the Company Board met, with Company management and representatives from Evercore and Latham in attendance. The Company Board reviewed its strategic process to date and the terms of the April 28 Novartis proposal, and reviewed with representatives of Latham the terms of the Merger Agreement and CVR Agreement drafts received from Novartis. After a discussion, the Company Board directed representatives from Latham to continue negotiations with Covington to secure the most advantageous legal terms as possible. Shortly thereafter, Evercore held a call with representatives of Novartis to confirm that the Company was willing to move forward with Novartis on the basis of Novartis’s April 28 proposal, subject to finalizing the remaining open legal issues in the draft Merger Agreement. On that same day, representatives of Latham met with Covington to discuss the key open issues in the Merger Agreement and CVR Agreement from Novartis, which included, among other things, the Company’s ability to, under certain circumstances, accept and enter into a definitive agreement with respect to an unsolicited superior offer, the conditions to Novartis’s obligation to consummate the Offer and the Merger, and the scope of continued access and diligence information with respect to farabursen that the Company would be required to provide to Novartis until the earlier of the Closing and the termination of the Merger Agreement. On that same day, Latham sent revised drafts of the Merger Agreement, CVR Agreement and the Company’s disclosure letter to Covington, which included, among other things, changes reflecting the matters described in the preceding sentence.
On April 29, 2025, representatives of Latham and Covington met to discuss the key remaining open issues in the Merger Agreement and CVR Agreement, which included, among other things, the Company’s ability to, under certain circumstances, accept and enter into a definitive agreement with respect to an unsolicited superior offer, and the conditions to Novartis’s obligation to consummate the Offer and the Merger. Shortly thereafter, a member of the Company’s senior management met with senior Novartis representatives to discuss these key open issues. Later on April 29, 2025, the Company Board held a meeting at which Company management and representatives of each of Evercore and Latham were present, to review the terms of the Merger Agreement and CVR Agreement and determine whether to approve the Company’s entry into the Merger Agreement and the CVR Agreement with Novartis. Representatives of Latham reviewed with the Company Board its fiduciary duties in connection with entry into the Merger Agreement, and the terms of the Merger Agreement and the CVR Agreement. Following the presentation by representatives of Latham, representatives of Evercore reviewed with the Company Board Evercore’s financial analyses of the Consideration (as defined in Evercore’s opinion), and Evercore rendered to the Company Board its oral opinion, which Evercore subsequently confirmed in a written opinion dated as of April 29, 2025, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Consideration (as defined therein) to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. For a detailed discussion of each of Evercore’s opinion, please see below under the caption “— Opinion of Evercore Group L.L.C.” The Company Board then discussed various considerations, including the advantages and disadvantages of the proposed transaction with Novartis (for additional detail, see “Reasons for Recommendation”), and a discussion ensued. After considering the proposed terms of the Merger Agreement and CVR Agreement, Company management’s recommendation in favor of the transaction and the other matters discussed, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL, and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and (v) to the extent necessary, adopted a resolution establishing that the Merger Agreement and the transactions contemplated thereby shall not be subject to any anti-takeover laws or provisions that might otherwise apply to the transactions contemplated by the Merger Agreement.
Following the meeting of the Company Board and discussions among Latham and Covington, Covington and Latham finalized the Merger Agreement, CVR Agreement and the Company’s disclosure letter and, later on April 29, 2025, Novartis, Merger Sub and the Company executed the Merger Agreement.
Following the execution of the Merger Agreement, on April 30, 2025 and before the stock market opened in the United States, Novartis and the Company each issued a press release announcing the execution of the Merger Agreement. Shortly thereafter, the Company filed with the SEC a Current Report on Form 8-K announcing the execution of the Merger Agreement.
2.
Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement, the CVR Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and the Company’s financial advisor, Evercore, and considered and analyzed a wide and complex range of factors as discussed below. The Company Board also consulted with Latham regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement, CVR Agreement and related agreements.
The Company Board believed that the following material factors and reasons (which are not listed in any relative order of importance) generally supported its unanimous determinations and recommendation:
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Highest Value Reasonably Obtainable.   The Company Board considered the then-current and historical market prices of the Shares and believed that the best and final price of $7.00 in cash and one CVR per Share representing the right to receive $7.00 per Share upon the achievement of the Milestone was the highest value reasonably obtainable for the Company’s stockholders, based on the progress and outcome of the Company’s negotiations with Novartis and the fact that a number of other parties that had been contacted with respect to the acquisition of the Company had not submitted a proposal at a higher valuation or that would result in greater transaction consideration to the Company’s stockholders. The upfront cash offer price of $7.00 represents a premium of approximately 274% to the Company’s 60-day volume-weighted average stock price and 108% to the closing price of common stock of $3.37 per share of common stock on April 29, 2025. The Company Board determined that the offer price was more favorable to the Company’s stockholders as compared to the alternatives reasonably available to the Company, including continuing as an independent public company or entering into any other strategic alternative available to the Company.

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Review of Strategic Alternatives.   The Company Board considered the processes run by the Company and its representatives, including (i) attempting to identify a strategic partnership arrangement and (ii) seeking potential acquirers through an extensive outreach process undertaken by Evercore, and that, despite the significant efforts to obtain identify a strategic partner, including outreach to 22 parties, the Company’s options with respect to a partnership and collaboration did not provide certainty upfront, included risks of continuing as a standalone company, and provided less certainty around the premium to the then-current market price of the Company’s stock.

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Certainty of Upfront Value.   The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will include upfront cash, which will provide immediate liquidity and greater certainty of value to the Company’s stockholders as compared to the Company remaining an independent company and pursuing its current business and financial plans, which would introduce various risks, including access to capital to fund continued farabursen development and commercialization, cost of such capital and the remaining cash runway of the Company.

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Opportunity to Realize Additional Value through the CVR with Novartis.   The Company Board considered the fact that, in addition to the Closing Amount, the Company’s stockholders will have an opportunity to realize additional value through a potential additional cash payment of $7.00 per share if the Milestone is achieved within the time period described therein. The Company Board considered that Novartis (i) has extensive resources and experience in the biopharmaceutical industry, particularly such development experience required for the potential achievement of the milestone and (ii) will be obligated to use certain commercially reasonable efforts to achieve the milestone until the milestone outside date set forth in the CVR Agreement.

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Most Certain Alternative for Maximizing Stockholder Value Resulting from Process Conducted.   The Company Board considered the results of the process conducted and the possible alternatives to the proposed Merger, including: the fact that the Company Board created a competitive dynamic that resulted in the Company receiving, in addition to the offers from Novartis, non-binding offers to be acquired by Party A; the results of the Company Board’s review of potential strategic alternatives from time to time and concurrent outreach to other potential counterparties, including the outreach to Party B, Party C and Party D, each of which indicated that either it was not interested in an acquisition or its proposed valuation was below those of Novartis and Party A, as described in the section above titled “Background of the Offer and the Merger”; the fact that, during the course of negotiations with Novartis (as more fully described in the section above titled “Background of the Offer and the Merger”), Novartis increased its offer on multiple occasions, from an initial offer from $3.00 per Share upfront to $7.00 per Share upfront; the Company Board’s belief that (i) based on Novartis’s statements made and positions taken during extensive negotiations and a competitive bidding process, that the $7.00 per Share price was the maximum amount that Novartis was willing to pay to acquire the Company, (ii) there was substantial risk of losing Novartis’s final offer if the Company continued to pursue a higher price, and (iii) based on the nature of the bids received by the Company and the conversations and negotiations with the bidders, including Novartis, as of the date of the Merger Agreement, the Offer Price of $7.00 per Share represented the highest price reasonably obtainable by the Company under the circumstances.

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Risks Relating to Remaining an Independent Public Company.   The Company Board considered the Company’s prospects and risks if the Company were to remain an independent public company. The Company Board believed, taking into account the Company’s current business and financial plans and current stage of development, financial condition and cash needs, that the Company would need to successfully execute one or more financing transactions to continue development of farabursen, and, that even if financing could be obtained, it would likely be highly dilutive to the Company’s stockholders.

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Speed and Likelihood of Completion.   The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent in the pendency of the transaction and related disruption.

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Reputation of Novartis.   The Company Board considered the business reputation, management and financial resources of Novartis with respect to the transaction and Novartis’ ability to develop farabursen. The Company Board believed that these factors supported the conclusion that a transaction with Novartis could be completed relatively quickly and in an orderly manner and Novartis’ expertise in the biopharmaceutical industry increases the likelihood of the milestone being achieved prior to the milestone outside date set forth in the CVR Agreement.
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Opinion of Evercore.   The Company Board considered the oral opinion of Evercore rendered to the Company Board on April 29, 2025, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the assumptions, limitations qualifications and conditions described in Evercore’s written opinion, the Consideration (as defined therein) to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinion of Evercore Group L.L.C.”.

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The Merger Agreement.   For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

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Opportunity to Receive Unsolicited Alternative Proposals and Terminate the Transactions in Order to Accept a Superior Proposal Under Certain Circumstances.   In the event the Company receives an Acquisition Proposal (as defined in the Merger Agreement) from a third party that did not result from a breach of its non-solicitation and change of recommendation obligations under the Merger Agreement and the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal (as defined in the Merger Agreement), the Company Board may, subject to certain restrictions, withdraw or change its recommendation that the Company’s stockholders tender their Shares into the Offer, or terminate the Merger Agreement, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law. The Company Board may also withdraw or change its recommendation that the Company’s stockholders tender their Shares into the Offer in response to certain intervening events if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation or terminate the Merger Agreement, the Company Board must first provide Novartis with a right to make, and to negotiate in good faith with Novartis, one or more counterproposals to revise the Merger Agreement so that such change in recommendation or termination is no longer necessary pursuant to the Company Board’s fiduciary duties under applicable law, as more fully described in the Merger Agreement. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a Superior Proposal, it must concurrently pay Novartis a Company Termination Fee (as defined in the Merger Agreement) of $27,293,938, and the Company must also pay such fee if Novartis terminates the Merger Agreement in response to a change in the recommendation of the Company Board. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

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Company Termination Fee.   The Company Board believed that the $27,293,938 Company Termination Fee payable by the Company to Novartis if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, were reasonable and would not unreasonably deter competing bids.

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Regulatory Termination Fee.   The Company Board believed that the potential Regulatory Termination Fee (as defined in the Merger Agreement) of a $41,990,674 fee payable by Novartis if the Merger Agreement is terminated under certain circumstances relating to the termination of the Merger Agreement as a result of failure to obtain antitrust clearances as provided in the Merger Agreement, was reasonable and would sufficiently compensate the Company if the transaction were not able to be consummated as a result of the failure to obtain antitrust clearances.

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Extension of Offer Period.   The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Novartis is required to extend the Offer at the request of the Company beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

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Outside Date.   The Company Board considered the fact that the outside date of July 29, 2026 under the Merger Agreement is expected to allow for sufficient time to consummate the transactions contemplated by the Merger Agreement.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.   The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Novartis’s obligations to accept for payment and pay the Offer Price as consideration for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as promptly as practicable following the consummation of the Offer.

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Antitrust Obligations.   The Company Board considered that the parties must each use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable antitrust laws as promptly as practicable, subject to certain exceptions.

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Enforcement.   The Company Board considered the Company’s ability to obtain specific enforcement of each of Novartis’s and Merger Sub’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy to cause the equity funding of Merger Sub to enable payment of the Offer Price and the Merger Consideration.

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Material Adverse Effect.   The Company Board considered the provision in the Merger Agreement that various changes, occurrences, effects, events, circumstances or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Merger Sub to elect not to consummate the Offer.

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Appraisal Rights.   The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

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No Financing.   The Company Board considered the fact that the transaction is not contingent upon any third-party financing and that Novartis and Merger Sub have sufficient funds to pay the Closing Amount under the Merger Agreement.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement and CVR Agreement, including, but not limited to, the following:
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Stockholder Participation in Future Growth or Earnings Limited to the CVR.   The nature of the Offer, the Merger and the Offer Price means that the stockholders will not participate in future earnings or growth of the Company other than any payment in respect of the CVR, and will not benefit from any other appreciation in value of the Surviving Corporation.

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Risk Associated with Failure to Complete the Offer and Consummate the Merger.   The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

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Interim Restrictions on Business Pending the Completion of the Offer and the Merger.   Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business and in all material respects consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Novartis, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

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No Solicitation and Termination Fee.   Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals, and requires the Company to pay to Novartis a Company Termination Fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an Acquisition Proposal (i) is made to the Company or (ii) is publicly announced or has been publicly disclosed, and in each case, is not withdrawn or otherwise abandoned (a) prior to the date that is two (2) business days prior to the Expiration Time, in the case of termination by either Novartis or the Company if the Offer has expired and has not been extended without acceptance for payment of the tendered Shares within one business day following the Expiration Time, or (b) prior to the termination of the Merger Agreement, in the case of termination by Parent due to the Company’s breach or failure to perform under the Merger Agreement (as more fully described in the Merger Agreement), and the Company later enters into an agreement with respect to such Acquisition Proposal or consummates an Acquisition Proposal within 12 months of such termination.

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Risks That the Milestone Payment Under the CVR Might Not Be Paid.   Although there is an obligation for Novartis and its affiliates to use certain commercially reasonable efforts to achieve the milestone specified in the CVR Agreement, the Company Board considered that it is possible that such milestone might not be achieved at all or prior to the milestone’s outside date, which will occur on December 31, 2034, such that no payment would be made with respect to the CVR.

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Effects of Transaction Announcement.   The Company’s pre-announcement trading price and the effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and R&D personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

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Timing Risks.   The amount of time it could take to complete the Offer and the Merger, including the risk that the necessary regulatory approvals or clearances to complete the Offer or the Merger may not be received, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions, which may cause one or more of the Offer conditions not to be satisfied.

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Taxable Consideration.   The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the Company’s stockholders for U.S. federal income tax purposes.

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Other Interests.   The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes some of the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement, the CVR Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability and subjectivity of the underlying assumptions and estimates and the inherent difficulty of predicting financial performance for future periods for a clinical-stage biopharmaceutical company. However, Company management regularly reviews with the Company Board estimates regarding the success and timing of the development of, regulatory filings and approvals for, and the commercialization of, our product candidate, farabursen, for the treatment of autosomal dominant polycystic kidney disease (“ADPKD”). In connection with its ongoing evaluation of its business and the Company Board’s evaluation of the transactions contemplated by the Merger Agreement and CVR Agreement, Company management prepared and reviewed with the Company Board certain unaudited prospective financial information of the Company as an independent company for the fiscal years 2025 through 2045 as described below (such financial projections, the “Financial Projections”). Company management provided the Financial Projections to Evercore for purposes of its financial analysis and opinion.
To give the Company’s stockholders access to certain nonpublic information that was available to the Company Board at the time of the Company Board’s evaluation of the transactions contemplated by the Merger Agreement and CVR Agreement, we have included the Financial Projections below. The Financial Projections were developed by Company management prior to the execution of the Merger Agreement assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement and CVR Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability. The Financial Projections include non-GAAP financial measures, including the estimates of Earnings Before Interest Expenses and Taxes (“EBIT”) and Unlevered Free Cash Flow included in the Financial Projections. Company management included such measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly titled amounts used by other companies or persons. The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed transaction if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Company Board or Evercore in connection with the Offer or the Merger. Accordingly, the Company has not provided any such reconciliations.
The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Company Board, the Company, Evercore, Parent, Merger Sub, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of the Company, Evercore, Parent, Merger Sub, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.
The Company’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. The Financial Projections may also differ from published analyst estimates and forecasts. We cannot assure you that any of the Financial Projections will be realized or that the Company’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as assumptions as to the development and commercialization of farabursen for the treatment of ADPKD, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the April 30, 2025 announcement of the transactions contemplated by the Merger Agreement and the CVR Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement and the CVR Agreement and should not be viewed as accurate or continuing in that context. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.
The inclusion of the Financial Projections below should not be deemed an admission or representation by the Company, Evercore or any of their respective affiliates with respect to such Financial Projections or that the Financial Projections included are viewed by the Company, Evercore or any of their respective affiliates as material information regarding the Company. The Company views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections.
The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.
Various judgments and assumptions were made when preparing the Financial Projections, including, among others: (1) the Company’s ability to raise an aggregate of approximately $750 million in gross proceeds of capital financing transactions in order to bring farabursen through clinical trials and commercial launch, (2) revenue estimates based on various assumptions, including with respect to addressable patient population, United States and ex-United States commercial launch years, market penetration, time to peak sales, peak sales, inflationary factors, pricing, and potential outcomes with respect thereto for the commercialization of farabursen, (3) the probability of success in obtaining regulatory approval of farabursen, (4) assumptions with respect to cost of goods sold and estimated sales, marketing and distribution expenses, (5) assumptions with respect to tax rate, depreciation and amortization, capital expenditure and change in net working capital, (6) estimated royalty expenses payable by the Company based on the terms of the Company’s existing relationships, (7) variable research and development expenses estimated based on the current phase of farabursen development, (8) estimated benefits of the Company’s federal net operating losses of approximately $263.4 million pre-2018 and $141.8 million post-2018 as of December 31, 2024 and estimated future losses, and (9) other corporate and general and administrative expenses of the Company generally.
	Fiscal Year Ended December 31,
(in $ millions)	2025	2026	2027	2028	2029	2030	2031
Total Net Revenue	$—	$—	$—	$—	$—	$51	$217
Gross Profit	$—	$—	$—	$—	$—	$43	$184
EBIT(1)	$(57)	$(62)	$(68)	$(125)	$(90)	$(62)	$76
Unlevered Free Cash Flow(2)	$(57)	$(62)	$(68)	$(125)	$(90)	$(67)	$38
	Fiscal Year Ended December 31,
(in $ millions)	2032	2033	2034	2035	2036	2037	2038
Total Net Revenue	$410	$684	$895	$1,105	$1,313	$1,363	$1,384
Gross Profit	$347	$577	$753	$929	$1,103	$1,162	$1,180
EBIT	$177	$374	$534	$694	$852	$977	$1,013
Unlevered Free Cash Flow(2)	$108	$242	$363	$479	$593	$699	$727

	Fiscal Year Ended December 31,
(in $ millions)	2039	2040	2041	2042	2043	2044	2045
Total Net Revenue	$1,406	$1,427	$1,450	$1,472	$449	$137	$42
Gross Profit	$1,198	$1,217	$1,236	$1,255	$383	$117	$36
EBIT	$1,027	$1,042	$1,057	$1,072	$327	$100	$30
Unlevered Free Cash Flow(2)	$737	$748	$759	$769	$338	$103	$31

(1)
“EBIT” means earnings before interest and taxes, and refers to Gross Profit less operating expenses, including research and development, sales and marketing and general and administrative expenses.

(2)
At the direction of Company management, Evercore calculated “Unlevered Free Cash Flow.” “Unlevered Free Cash Flow” means EBIT less tax expenses (if profitable and excluding the impact of NOL usage), plus depreciation and amortization, less capital expenditures, and plus/less changes in net working capital. Stock-based compensation expense is treated as a cash expense.

The Financial Projections are forward-looking statements. For information on factors that may cause the Company’s future results to materially vary, see “Item 8. Additional Information — Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Evercore Group L.L.C.
The Company retained Evercore to act as its financial advisor in connection with the Company Board’s evaluation of strategic and financial alternatives, including the transactions contemplated by the Merger Agreement and CVR Agreement. As part of this engagement, the Company requested that Evercore evaluate the fairness, from a financial point of view, of the Consideration (as defined in Evercore’s written opinion) to be received by the holders of Shares in the Offer and the Merger. At a meeting of the Company Board held on April 29, 2025, Evercore rendered to the Company Board its oral opinion, which Evercore subsequently confirmed in a written opinion dated as of April 29, 2025, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.
The full text of the written opinion of Evercore, dated as of April 29, 2025, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is filed as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The Company encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Company Board (in its capacity as such) in connection with its evaluation of the proposed Offer and Merger. The opinion does not constitute a recommendation to the Company Board or to any other person in respect of the Offer and Merger, including as to whether any person should tender Shares in the Offer or take any other action in respect of the Offer and Merger. Evercore’s opinion does not address the relative merits of the Offer and Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Offer and Merger.
In connection with rendering its opinion Evercore, among other things:
•
reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•
reviewed certain internal projected financial data relating to the Company, prepared and furnished to Evercore by management of the Company, as approved for Evercore’s use by the Company (referred to in this Schedule 14D-9 as the “Financial Projections”, as described in more detail under “— Certain Unaudited Prospective Financial Information”);

•
discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Financial Projections (including their views on the risks and uncertainties of achieving the Financial Projections);

•
discussed with management of the Company their assessment as to the probability of achieving the Milestone giving rise to the payment of the Milestone Payment pursuant to the CVR Agreement and the corresponding payment;

•
reviewed the reported prices and the historical trading activity of the Shares;

•
reviewed the financial terms and conditions of a draft, dated April 29, 2025, of the Merger Agreement, and a draft, dated April 29, 2025, of the form of the CVR Agreement; and

•
performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without independently verifying such information (and Evercore did not assume responsibility or liability for any independent verification of such information), and Evercore further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Financial Projections, Evercore assumed, with the consent of the Company Board, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company, and the other matters covered thereby. Evercore also relied, at the direction of the Company, upon the assessment of management of the Company as to the probability of achieving the Milestone giving rise to the payment of the Milestone Payment and the expected timing of achieving such approval and the corresponding payment. Evercore expressed no view as to the Financial Projections, the probability of achieving the Milestone giving rise to the payment of the Milestone Payment, the expected timing of the achievement of such Milestone and the corresponding payment, or the assumptions on which they were based.
For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement and CVR Agreement would not differ from the drafts thereof reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer and the Merger or reduce the contemplated benefits to the holders of Shares of the Offer and the Merger. In addition, Evercore relied, without independent verification, on the assessments of the management of the Company as to (i) the validity of, and risks associated with, the Company’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of the Company’s future products and services. The credit, financial and stock markets have been experiencing unusual volatility and Evercore expressed no opinion or view as to any potential effects of such volatility on the parties to the Merger Agreement or the Offer and the Merger.
Evercore did not conduct a physical inspection of the properties or facilities of the Company and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It was understood that subsequent developments may affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares, from a financial point of view, of the Consideration. Evercore did not express any view on, and Evercore’s opinion did not address, the fairness of the proposed Offer and Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. Evercore was not asked to, nor did Evercore express any view on, and Evercore’s opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Offer and the Merger, including, without limitation, the structure or form of the Offer and the Merger, or the form or terms of the CVR with respect to transferability, liquidity or otherwise, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or the CVR Agreement or entered into or amended in connection with the Merger Agreement or the CVR Agreement. Evercore’s opinion did not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the Offer and the Merger. Evercore’s opinion did not constitute a recommendation to the Company Board or to any other persons in respect of the Offer and the Merger, including as to whether any person should tender shares of Shares in the Offer or take any other action in respect of the Offer and the Merger. Evercore expressed no opinion as to the prices at which shares of Shares would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Offer and the Merger or as to the impact of the Offer and the Merger on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
Set forth below is a summary of the material financial analyses reviewed by Evercore with the Company Board on April 29, 2025, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before April 28, 2025 (the last full trading date prior to the rendering of Evercore’s opinion) and is not necessarily indicative of current or future market conditions.
For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of the Company.
The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.
The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.
Summary of Evercore’s Financial Analyses
Discounted Cash Flow Analysis
Evercore performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows (defined as EBIT, less taxes), plus depreciation and amortization, less capital expenditures and changes in net working capital) that the Company was forecasted to generate during the fiscal years 2025 through 2045 based on the Financial Projections. Evercore calculated terminal values for the Company by applying a perpetuity growth rate of negative 70%, which value was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that the Company was forecasted to generate based on the Financial Projections. The cash flows were then discounted to present value as of June 30, 2025, using discount rates ranging from 15.5% to 18.5%, which were based on an estimate of the Company’s weighted average cost of capital, and the mid-year cash flow discounting convention. Based on (a) this range of implied enterprise values, (b) the Company’s estimated net cash (calculated as cash, cash equivalents, short-term investments and restricted cash estimated as of June 30, 2025), (c) the present value of tax savings from the Company’s estimated usage of net operating losses, (d) the present value of the cost of projected future financings, (e) the Company’s estimated gross debt as of June 30, 2025, and (f) the number of fully diluted shares of Shares as of April 28, 2025 (and taking into account, as directed by the Company’s management, the expected dilutive effect of an assumed $150 million capital financing in 2025), in each case as provided by the Company’s management, this analysis indicated a range of implied equity values per share of Shares of $2.45 to $5.90, in each case rounded to the nearest $0.05, compared to the Closing Amount of $7.00 per Share. Any future value to be received by the holders of Shares from the CVR would represent additional consideration in excess of the indicated per share value ranges derived from Evercore’s discounted cash flow analysis.
Other Factors
Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:
Last 52-Week Trading Range
Evercore reviewed historical trading prices of the Shares during the 52-week period ended April 28, 2025, noting that the low and high closing prices during such period ranged from $0.95 (on January 29, 2025) to $3.50 (on April 28, 2025) per Share, respectively, in each case rounded to the nearest $0.05.
Equity Research Analyst Price Targets
Evercore reviewed selected public market trading price targets for the Shares prepared and published by equity research analysts that were publicly available as of April 28, 2025, the last full trading day prior to the rendering of Evercore’s opinion. These price targets reflect analysts’ estimates of the future public market trading price of the shares of Shares at the time the price target was published. As of April 28, 2025, the range of selected equity research analyst price targets per Share was $6.00 to $28.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of the Company and future general industry and market conditions.
Premiums Paid Analysis
Using publicly available information, Evercore reviewed 25 transactions and announced bids for control of publicly traded target companies in the biopharmaceutical industry with an aggregate upfront transaction value between $0.5 billion and $2.0 billion announced since January 1, 2022, excluding any contingent value rights, that Evercore deemed relevant, based on its experience and judgment. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the aggregate upfront value per share consideration paid or proposed to be paid in each such transaction exceeded the unaffected closing market prices per share of the target companies.

This analysis indicated the following:
Final Bid Premium to Unaffected Price
25th Percentile	49%
Median	78%
Mean	78%
75th Percentile	103%
Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 49% to 103% to the unaffected closing price per Share of $3.49 as of April 28, 2025, the last full trading date prior to the rendering of Evercore’s opinion. This analysis indicated a range of implied equity values per Share of $5.20 to $7.10, in each case rounded to the nearest $0.05, compared to the Closing Amount of $7.00 per Share.
Miscellaneous
The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Company Board. In connection with the review of the Offer and the Merger by the Company Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Shares. Rounding may result in total sums set forth in this section not equaling the total of the figures shown. Evercore prepared these analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the Consideration to be received by the holders of shares of Shares in the Offer and the Merger. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Company Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.
Evercore did not recommend any specific amount of consideration to the Company Board or the Company’s management or that any specific amount of consideration constituted the only appropriate consideration in the Offer and the Merger for the holders of Shares.
Pursuant to the terms of Evercore’s engagement letter with the Company, the Company has agreed to pay Evercore a fee for its services in an amount currently estimated to be $25,000,000, of which $1,000,000 became payable upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Offer and the Merger. The Company has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.
During the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to the Company and have not received any compensation from the Company during such period. During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services to Novartis International AG, an affiliate of Parent, and received fees for the rendering of these services of an amount between $15,000,000 and $20,000,000, and none of such fees were related to transactions with or involving the Company. Evercore may provide financial advisory or other services to the Company, Parent or any of their respective affiliates in the future, and in connection with any such services Evercore may receive compensation. Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent potential parties to the Offer and the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.
Intent to Tender.
To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and non-employee directors currently intend to validly tender (and not validly withdraw) or cause to be validly tendered (and not validly withdrawn) all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, non-employee director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
The Company engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation and Evercore’s familiarity with the Company. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes. In connection with such engagement, Evercore provided to the Company Board Evercore’s opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation — Opinion of Evercore Group L.L.C.”
Pursuant to the terms of Evercore’s engagement letter with the Company, the Company has agreed to pay Evercore a fee for its services in an amount currently estimated to be $25,000,000, of which $1,000,000 became payable upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Offer and the Merger. The Company has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company stockholders on their behalf with respect to the Offer or the Merger.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Other than the grant and scheduled vesting of Company RSUs described in the subsection of “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Agreements or Arrangements with Non-Employee Directors” no transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.
ITEM 8.   ADDITIONAL INFORMATION.
Golden Parachute Compensation.
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.
The amounts indicated in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below. For purposes of this disclosure, “single-trigger” refers to payments and benefits that arise solely as a result of the completion of the Merger and “double-trigger” refers to payments and benefits that require two conditions, which are the completion of the Merger and a qualifying termination of employment.
For purposes of calculating the amounts below, the Company has assumed the following:
•
May 22, 2025 as the date of the closing of the Offer and occurrence of the Effective Time (which is the latest practicable date prior to the filing of this Schedule 14D-9).

•
The employment of each named executive officer is terminated immediately following the Effective Time either without “cause” or by the named executive officer for “good reason” (each, as defined in each named executive officer’s employment agreement and, together, referred to herein as a “qualifying termination”), entitling the named executive officer to receive severance payments and benefits under the executive’s applicable employment agreement.

•
The consummation of the Merger constitutes a “change in control” for purposes of the applicable compensation plan or agreement.

•
Each named executive officer’s outstanding equity awards are those that are outstanding and unvested as of May 22, 2025 and will be treated in accordance with the Merger Agreement such that the outstanding Company Stock Awards will be canceled and extinguished and automatically converted into the right to receive the applicable consideration amount as described in the applicable subsection of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

•
The Milestone Payment becomes payable, such that the amount payable per CVR is $7.00, in cash, without interest, and the aggregate Merger Consideration is $14.00 per Share. However, the amounts in the table below in the column “Tax Reimbursement” are estimated assuming that the Milestone Payment does not become payable. Note 4 to the table below provides an estimate of the aggregate tax reimbursement that could become payable to each named executive officer if the Milestone Payment also becomes payable.

•
Other than as described in Note 4 to the table below, no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.
Name(1)	Cash ($)(2)	Equity ($)(3)	Tax Reimbursement ($)(4)	Other ($)(5)	Total ($)
Joseph P. Hagan	1,743,610	53,151,200	8,482,381	750,000	64,127,191
Preston S. Klassen, M.D.	837,616	24,824,781	4,124,847	350,000	30,137,244
Cris Calsada	695,696	21,029,647	3,515,508	350,000	25,590,851

(1)
Under the relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are the individuals whose compensation was required to be reported in the Summary Compensation Table included in Part III of our most recent amended annual report on Form 10-K/A filed with the SEC on April 30, 2025.

(2)
The amount for each named executive officer, as applicable, represents the value of “double-trigger” cash severance payments, in the aggregate, to which the named executive officer may become entitled under the named executive officer’s employment agreement in connection with a qualifying termination during the one month period immediately preceding or the 24 month period following the effective date of a “change in control” (as defined in the named officer’s employment agreement) including: (i) a lump sum payment (or payment in equal installments in accordance with the Company’s regular payroll schedule for Dr. Klassen) equal to 12 months (or 18 months for Mr. Hagan) of the executive’s then-current base salary, (ii) a lump sum cash amount equal to 229.56% multiplied by the total cost of the projected premiums for group medical, dental and vision insurance for a period of 12 months (or 18 months for Mr. Hagan) and (iii) a lump sum payment equal to the target amount (or 1.5x the target amount for Mr. Hagan) of the executive’s annual performance bonus for the year of termination. The following table quantifies each separate form of cash severance compensation included in the aggregate total reported in this column:

Name	Base Salary Severance ($)	Bonus Severance ($)	COBRA Premium Payment	Total ($)
Joseph P. Hagan	999,024	599,414	145,172	1,743,610
Preston S. Klassen, M.D.	513,760	256,880	66,976	837,616
Cris Calsada	442,000	221,000	32,696	695,696

(3)
This amount represents the estimated value of “single trigger” vesting acceleration of outstanding unvested Company Options and PSU Awards granted pursuant to the Company Stock Plans, as applicable, which are held by the named executive officers and will become payable as of the Effective Time without regard to any termination of employment. No named executive officer holds any outstanding RSU Awards.

The value of the unvested Company Stock Awards set forth in the table above assumes that the Milestone Payment becomes payable, such that (i) the aggregate Option Consideration equals (a) the number of Shares underlying such Company Option multiplied by (b) an amount equal to $14.00, less the per share exercise price of the Company Option and (ii)  the aggregate PSU Consideration equals the number of Shares underlying such award, multiplied by $14.00. Underwater Options will be canceled for no consideration.
The forgoing treatment of equity awards of the named executive officers is further described in the section of this Schedule 14D-9 entitled “— Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger on Company Stock Awards — Generally.” The estimated value of the Company Options and Company PSUs is shown in the table below.
Name	Number of Shares Subject to Company Options (#)	Consideration for Company Options ($)	Number of Shares Subject to PSU Awards (#)	Consideration for PSU Awards ($)	Total ($)
Joseph P. Hagan	3,912,613	49,220,700	280,750	3,930,500	53,151,200
Preston S. Klassen, M.D.	1,900,606	23,879,781	67,500	945,000	24,824,781
Cris Calsada	1,581,979	19,860,647	83,500	1,169,000	21,029,647

(4)
The Company intends to enter into an agreement with each named executive officer that will provide that, if the Merger is consummated and an excise tax is imposed on the executive, the executive will be entitled to a tax gross-up payment in an amount equal to such excise tax plus any taxes resulting from such payment (with certain limitations, as described above under “— Arrangements with Current

Executive Officers and Directors of the Company — Tax Gross-Up Agreements”). All tax gross-up payments are, in part, payable in connection with a “single-trigger” change of control (closing of the Offer and the Merger).
In addition to calculating any gross-up related to the equity award acceleration and transaction bonus, the gross-up payment quantified in the table assumes the payment of severance (which is a “double-trigger” payment).
The amounts for each named executive officer represents the estimated aggregate tax gross-up payment that would become payable pursuant to the agreements, assuming (x) the named executive officer experiences a qualifying termination on the assumed Closing Date and (y) the Milestone Payment does not become payable. The estimated aggregate tax gross-up payment amounts that would become payable if the Milestone Payment becomes payable for Messrs. Hagan and Klassen and Ms. Calsada are $30,932,508, $14,661,552, $12,432,030 respectively.
(5)
This amount for each named executive officer represents the transaction bonus payment that the executive will be entitled to receive upon the consummation of the Merger, subject to the executive’s continued employment with the Company through such date.

Stockholder Approval Not Required.
Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, after the Acceptance Time, the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer and continuously hold or own their Shares through the Effective Time, follow the procedures set forth in Section 262 of the DGCL and do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same Merger Consideration for their Shares as was payable in the Offer following the consummation of the Merger.
Appraisal Rights.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is consummated, holders of Shares (both record holders and beneficial owners) immediately prior to the Effective Time who have not validly tendered their Shares in the Offer or otherwise waived their right to an appraisal of their Shares will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer (or, if tendered, not validly withdrawn prior to the Acceptance Time) will not be entitled to appraisal rights.
The following discussion summarizes appraisal rights of stockholders and beneficial owners under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and incorporated herein by reference. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. All references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is consummated, holders of Shares and beneficial owners thereof immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. Any holder of Shares or beneficial owner who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully and is urged to consult legal counsel before exercising or attempting to exercise such rights. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL.
A stockholder or beneficial owner who wishes to exercise appraisal rights under Section 262 of the DGCL must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal (and, in the case of a beneficial owner of Shares demanding appraisal in such person’s own name, the written demand must also reasonably identify the holder of record of the Shares for which demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and it must provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262, which address will also be the one set forth on the verified list required by Section 262(f) of the DGCL);

•
not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•
continuously hold of record (in the case of a stockholder making the demand) or continuously own beneficially (in the case of a beneficial owner making the demand in its own name) such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a compliance by stockholders or beneficial owners of Shares with the foregoing requirements, the Court of Chancery will dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all holders of Shares who are entitled to appraisal rights within 10 days of the date of the Effective Time, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and

20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a holder’s failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.
Written Demand
As detailed in the first bullet above, a holder of Shares (including a beneficial owner) wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Regulus Therapeutics Inc. 4224 Campus Point Court, Suite 210, San Diego, California 92121, Attention: Corporate Secretary.
If the stockholder is a holder of record of Shares, the demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.
If the stockholder is a beneficial owner of the Shares and is making the demand in its own capacity, the demand for appraisal must be executed by or on behalf of the beneficial owner of the Shares and must reasonably inform the company of the identity of the beneficial owner, and that such beneficial owner intends thereby to demand appraisal of his, her or its Shares. The written demand must also (a) reasonably identify the holder of record of the shares for which the demand is made, (b) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provide an address at which such beneficial owner consents to receive notices given by the Company and the office of the Register in Chancery, which address is the one that will be set forth on the verified list required by Section 262(f) of the DGCL.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including any beneficial owner) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares (including any beneficial owner of any Shares) who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner of Shares makes a demand for appraisal, the record holder of such Shares will not be considered a separate holder of Shares for purposes of such aggregate number). Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any holder of Shares (including any beneficial owner), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholder or beneficial owner who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholder or beneficial owner shown on the Verified List. The costs of this notice are to be borne by the Surviving Corporation.
After notice to such stockholder or beneficial owner as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholder or beneficial owner who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholder or beneficial owner who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder or beneficial owner fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, each stockholder or beneficial owner who demands payment for his, her or its Shares is cautioned to retain any certificate(s) representing such stockholder or beneficial owner’s Shares pending resolution of the appraisal proceedings. Because immediately before the Merger the Shares will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Court of Chancery will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
Determination of Fair Value
After the Court of Chancery determines the stockholder and beneficial owner entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder and beneficial owner entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder and beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Holders of Shares, including beneficial owners, considering whether to assert appraisal rights should be aware that the fair value of their Shares as determined by the Court of Chancery under Section 262 of the DGCL could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and holders of Shares should recognize that such an appraisal could result in a determination of a value for their Shares that is higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares, including any beneficial owner, entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder or beneficial owner whose name appears on the Verified List and who has submitted his, her or its certificate(s) of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder and beneficial owner entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders and beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner, in the case of holders of uncertificated Shares forthwith, and in the case of stockholder and beneficial owner holding Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder or beneficial owner who appears on the Verified List and participated in the appraisal proceeding, the Court of Chancery may order all or a portion of the expenses incurred by such stockholder or beneficial owner in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

From and after the Effective Time, no stockholder or beneficial owner who has demanded appraisal rights with respect to some or all of such stockholder or beneficial owner’s Shares as provided in Section 262(d) of the DGCL will be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions on such Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time, consolidation, conversion, transfer, domestication or continuance), except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price), without interest. A holder of shares (including any beneficial owner) will fail to perfect, or effectively lose, the stockholder or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery will dismiss the proceedings as to all holders of Shares, including beneficial owners, who are otherwise entitled to appraisal rights and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or 267 of the DGCL. In addition, a stockholder and beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder or beneficial owner without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just (including, without limitation, a reservation of jurisdiction for purposes of an assessment of costs and expenses pursuant to Section 262(j) of the DGCL); provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.
The foregoing summary of the rights of holders of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
Anti-Takeover Statutes.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who (x) owns 15% or more of a corporation’s outstanding voting stock or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and other corporate acts and transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the CVR Agreements and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Merger Sub have represented and warranted that neither it nor its affiliates (including, without limitation, Merger Sub) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement, the CVR Agreement and the transactions contemplated thereby. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.
Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.
Legal Proceedings.
To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.
Regulatory Approvals.
Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act.
Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on May 20, 2025. Under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on June 20, 2025.
At any time before or after Merger Sub’s purchase of Shares pursuant to the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division, the FTC, state attorneys general or non-U.S. authorities could take such action under antitrust or competition laws as it deems necessary or desirable in the public interest, including seeking to preliminarily or permanently enjoin Merger Sub’s purchase of Shares pursuant to the Offer, seeking divestiture of assets of Parent, Merger Sub or the Company, requiring the parties to hold separate assets or terminate existing relationships and contractual rights or requiring the parties to agree to other remedies. Private parties may also seek to take legal action under antitrust laws under certain circumstances, including by seeking to intervene in the regulatory process, to litigate to enjoin or overturn regulatory approvals or to bring private actions to enjoin Merger Sub’s purchase of Shares pursuant to the Offer. Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Company does not believe that either the purchase of Shares by Merger Sub pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws or result in a lessening of competition in any jurisdiction. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 filed with the SEC on April 30, 2025 (the “2024 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements.
The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the transactions contemplated by the Merger Agreement or the CVR Agreement; the planned completion and timing of the transactions contemplated by the Merger Agreement or the CVR Agreement; and the prospective performance and outlook of the Surviving Corporation’s business, performance, and opportunities. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the Offer and the Merger; uncertainties as to the percentage of Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to the Company’s liquidity during the pendency of the Offer and the Merger or in the event of a termination of the Merger Agreement; risks that the Milestone related to the CVR is not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; delays and challenges to the completion of the development and commercialization of the Company’s product candidates; unsuccessful preclinical or clinical trials; termination or failure of collaborations for the development and eventual commercialization of certain microRNA product candidates; the failure to obtain regulatory approval for any product candidate; disruptions in supply chains for the drug substance of product candidates or manufacturing issues; the inability to obtain or protect intellectual property rights related to the Company’s future products and product candidates; and other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s prior filings with the SEC, including under the heading “Risk Factors” in the 2024 10-K, and any subsequent Quarterly Reports on Form 10-Q filed with the SEC.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

ITEM 9.   EXHIBITS.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 27, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on May 27, 2025 (the “Schedule TO”) by Novartis AG and Redwood Merger Sub Inc.).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, dated May 27, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Press release issued by the Company, dated April 30, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2025).
(a)(5)(B)	Email from Joseph Hagan, Chief Executive Officer of the Company, sent to employees, dated April 30, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on May 1, 2025).
(a)(5)(C)	Form Email for Vendors, dated April 30, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on May 1, 2025).
(a)(5)(D)	Form Email for Patient Advocacy Groups, dated April 30, 2025 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed with the SEC on May 1, 2025).
(a)(5)(E)	Form Email for Clinical Trial Sites, dated April 30, 2025 (incorporated by reference to Exhibit 99.4 to the Company’s Schedule 14D-9C filed with the SEC on May 1, 2025).
(a)(5)(F)	Form Email to Key Opinion Lenders, dated April 30, 2025 (incorporated by reference to Exhibit 99.5 to the Company’s Schedule 14D-9C filed with the SEC on May 1, 2025).
(a)(5)(G)	Press Release regarding the Company’s First Quarter 2025 Financial Results and Recent Updates, dated May 8, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on May 9, 2025).
(a)(5)(H)	Excerpts from the Company 10-Q filed May 8, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on May 9, 2025).
(a)(5)(I)	Opinion of Evercore Group L.L.C., dated April 29, 2025 (included as Annex I to this Schedule 14D-9).
(e)(1)*	Agreement and Plan of Merger, dated as of April 29, 2025, among the Company, Parent, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2025).
(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex D of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2025).
(e)(3)	Form of Indemnity Agreement between the Company and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-183384), originally filed with the SEC on August 17, 2012).

Exhibit Number	Description
(e)(4)	Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on November 12, 2019).
(e)(5)	Regulus Therapeutics Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on August 11, 2022).
(e)(6)	Regulus Therapeutics Inc. 2019 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35670), filed with the SEC on May 17, 2024).
(e)(7)	Form of Stock Option Grant Notice and Option Agreement under the Regulus Therapeutics Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (Registration No. 333-233414, filed with the SEC on August 22, 2019)).
(e)(8)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Regulus Therapeutics Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (Registration No. 333-233414, filed with the SEC on August 22, 2019)).
(e)(9)	Regulus Therapeutics Inc. 2021 Inducement Plan, as amended (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-8 (File No. 333-276484), filed with the SEC on January 12, 2024).
(e)(10)	Form of Stock Option Grant Notice, Form of Option Agreement and Notice of Exercise under the Regulus Therapeutics Inc. 2021 Inducement Plan (incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form S-8 (File No. 333-269184), filed with the SEC on January 11, 2023).
(e)(11)	Employment Agreement, effective January 1, 2016, by and between the Company and Joseph P. Hagan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on February 23, 2016).
(e)(12)	Employment Agreement between the Company and Christopher Aker, dated July 24, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on May 10, 2019).
(e)(13)	Employment Agreement between the Company and Cris Calsada, dated August 30, 2019 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on November 12, 2019).
(e)(14)	Employment Agreement, by and between the Company and Preston Klassen, M.D., dated June 12, 2023 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on August 8, 2023).
(e)(15)	Joseph P. Hagan, Yearly Discretionary Base Salary Increase, effective January 1, 2025 (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 13, 2025).
(e)(16)	Christopher Aker, Yearly Discretionary Base Salary Increase, effective January 1, 2025 (incorporated by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 13, 2025).
(e)(17)	Cris Calsada, Yearly Discretionary Base Salary Increase, effective January 1, 2025 (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 13, 2025).
(e)(18)	Preston Klassen, Yearly Discretionary Base Salary Increase, effective January 1, 2025 (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 13, 2025).

Exhibit Number	Description
(e)(19)	First Amendment to Employment Agreement between the Company and Joseph P. Hagan, dated April 30, 2025.
(e)(20)	First Amendment to Employment Agreement between the Company and Christopher Aker, dated April 30, 2025.
(e)(21)	First Amendment to Employment Agreement between the Company and Cris Calsada, dated April 30, 2025.
(e)(22)	First Amendment to Employment Agreement between the Company and Preston Klassen, M.D., dated April 30, 2025.
(e)(23)	Form of Amended and Restated Certificate of Incorporation of the Company, to be effective at the Effective Time.
(e)(24)	Form of Amended and Restated Bylaws of the Company, to be effective at the Effective Time.

*
Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Company hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Regulus Therapeutics Inc.
By:
/s/ Joseph P. Hagan

Name:  Joseph P. Hagan
Title:     Chief Executive Officer
Dated:   May 27, 2025

ANNEX I
April 29, 2025
The Board of Directors
Regulus Therapeutics Inc.
4224 Campus Point Court, Suite 210
San Diego, CA 92121
Members of the Board of Directors:
We understand that Regulus Therapeutics Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Novartis AG (the “Parent”) and Redwood Merger Sub Inc., a wholly owned subsidiary of the Parent (the “Merger Sub”). Pursuant to the Merger Agreement, (a) the Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for (i) $7.00 per share of Company Common Stock in cash (the “Cash Consideration”) and (ii) one contingent value right per share of Company Common Stock (each, a “CVR”) representing the right to receive one contingent payment of $7.00 in cash pursuant to the CVR Agreement (as defined in the Merger Agreement) (the “CVR Consideration” and, together with the Cash Consideration, the “Consideration”), and (b) following the consummation of the Offer, the Merger Sub will merge with and into the Company, with the Company being the surviving corporation as a wholly owned subsidiary of the Parent (the “Merger” and, together with the Offer, the “Transaction”), and each outstanding share of Company Common Stock, other than any Canceled Company Shares, any Accepted Company Shares, and any Dissenting Company Shares (each as defined in the Merger Agreement), will be canceled and converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.
The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.
In connection with rendering our opinion, we have, among other things:
(i)
reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)
reviewed certain internal projected financial data relating to the Company, prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)
discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);

(iv)
discussed with management of the Company their assessment as to the probability of achieving the Milestone (as defined in the CVR Agreement) giving rise to the payment of the CVR Consideration pursuant to the CVR Agreement and the corresponding payment;

(v)
reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vi)
reviewed the financial terms and conditions of a draft, dated April 29, 2025, of the Merger Agreement, and a draft, dated April 29, 2025, of the form of the CVR Agreement; and

(vii)
performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied

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or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company, and the other matters covered thereby. We also have relied, at the direction of the Company, upon the assessment of management of the Company as to the probability of achieving the Milestone giving rise to the payment of the CVR Consideration and the expected timing of achieving such approval and the corresponding payment. We express no view as to the Forecasts, the probability of achieving the Milestone giving rise to the payment of the CVR Consideration, the expected timing of the achievement of such Milestone and the corresponding payment, or the assumptions on which they are based.
For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement and CVR Agreement will not differ from the drafts thereof reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Company Common Stock of the Transaction. In addition, we have relied, without independent verification, on the assessments of the management of the Company as to (i) the validity of, and risks associated with, the Company’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of the Company’s future products and services. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the parties or the Transaction.
We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, or the form or terms of the CVR with respect to transferability, liquidity or otherwise, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or the CVR Agreement or entered into or amended in connection with the Merger Agreement or the CVR Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person

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should tender shares of the Company Common Stock in the Offer or take any other action in respect of the Transaction. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Offer. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to Novartis International AG, an affiliate of the Parent, and received fees for the rendering of these services, and none of such fees were related to transactions with or involving the Company. We may provide financial advisory or other services to the Company, the Parent or any of their respective affiliates in the future, and in connection with any such services we may receive compensation.
Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Parent.
Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.
Very truly yours,
EVERCORE GROUP L.L.C.
By:
/s/ Bobby Bal

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ANNEX II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW — RIGHTS OF APPRAISAL
Appraisal Rights.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

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c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer,

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domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an

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appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer,

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domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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